UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☒  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXHANGE ACT OF 1934

☐  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the Fiscal Year Ended _____________

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For transition period from _____________ to _____________

Commission File Number:

DITTYBASE TECHNOLOGIES INC.
(Exact name of Company as specified in its charter)

Not Applicable
(Translation of Company’s name into English)

Alberta, Canada
(Jurisdiction of Incorporation or Organization)

Suite 102, 31 Bastion Square, Victoria, BC, Canada V8W 1J1
(Address of Principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the Company’s classes of capital or common stock as of December 6, 2004:
17,165,244 Common Shares Without Par Value

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes: ☐   No:☐

Indicate by check mark which financial statement item the Company has elected to follow: Item 17   ☒   Item 18 ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Section 12, 14 or 15(d) of the Securities Exchange Act of 1934 subsequent tot he distribution of securities under a plan confirmed by court.
Yes: ☐   No:☐

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Form 20-F all references to "Canada" are references to The Dominion of Canada. All references to the "Government" are references to the government of Canada. Unless otherwise noted all references to “common shares”, "shares" or "common stock" are references to the common shares of the Company.

In this document, all references to "SEC" or “Commission” are reference to the United States Securities and Exchange Commission. References to "$", "Cdn Dollars", or "Cdn$" are to the currency of Canada, and all references to "US Dollars" or "US$" are to the currency of the United States of America. Solely for the convenience of the reader, this Form 20-F contains translations of certain Cdn Dollar amounts into US Dollars at specified rates.

Forward Looking Statements

This Form 20-F includes "forward-looking statements". A shareholder or prospective shareholder should bear this in mind when assessing the Company's business. All statements included in this registration statement, other than statements of historical facts, including, without limitation, the statements located elsewhere herein regarding industry prospects and the Company's financial position, are forward-looking statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

Item 1.             IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISORS

A.             Directors and Senior Management

The names, business addresses and functions of the Company's directors and senior management are as follows:

TIM DANIELS
Suite 102, 31 Bastion Square
Victoria, BC V8W 1J1

*Mr. Daniels has been President, Chief Financial Officer and a director of the Company since July 1999.

LANCE LANDIAK
Suite 102, 31 Bastion Square
Victoria, BC V8W 1J1

*Mr. Landiak has been Vice-President of Business Development and a director of the Company since July 1999.

BRUCE URQUHART
92 SW 35 Ave.
Boynton Beach, Florida 33435

*Mr. Urquhart has been a director of the Company since March 2000.

MIKE KNUTSEN
Suite 102, 31 Bastion Square
Victoria, BC V8W 1J1

Mr. Knutsen has been Vice-President of Research and Development of the Company since July 1999.

BLAKE FALLIS
Suite 102, 31 Bastion Square
Victoria, BC V8W 1J1

Mr. Fallis has been Vice-President of Corporate Development of the Company since July 1999.

DUANE MILLER
Suite 102, 31 Bastion Square
Victoria, BC V8W 1J1

Mr. Miller has been the Vice-President of Operations of the Company since July 2002.

* Denotes member of the Audit Committee

The directors’ terms of office expire at the Company’s annual general meeting each year.

B.             Advisors

The following are the names and addresses of the Company’s principal bankers and legal advisors with which the Company has a continuing relationship:

The Company’s principal banker is the Royal Bank of Canada, Main Branch – Victoria, located at 1079 Douglas Street, Victoria, BC, Canada V8W 2C5 and the Royal Bank of Canada, Main Branch – Edmonton, located at 10107 Jasper Avenue, Edmonton, Alberta, Canada T5J 1W9.

The legal advisers for the Company are:

(a)	Chamberlain Hutchison, Barristers and Solicitors, of Suite 1310, 10025 102A Avenue, Edmonton, Alberta T5J 2Z2.

(b)	Maitland & Company, Barristers and Solicitors, of Suite 700, 625 Howe Street, Vancouver, BC V6C 2T6.

C.             Auditors

The auditors for the Company are Amisano Hanson, Chartered Accountants, of Suite 604, 750 West Pender Street, Vancouver, BC V6C 2T7. The auditors are members of the Institute of Chartered Accountants of British Columbia.

Item 2.             OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.             KEY INFORMATION

A.             Selected Financial Data

Currency Exchange Rate Information

The rate of exchange means the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs proposed by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last date of each month during a year.

	January to November 2004	2003	2002	2001	2000
High Low Average for Period End of Period	$1.3957 $1.1759 $1.3056 $1.1860	$1.5747 $1.3484 $1.4615 $1.3484	$1.6003 $1.5593 $1.5597 $1.5593	$1.6034 $1.4935 $1.5494 $1.5928	$1.5583 $1.4318 $1.4854 $1.4995

The exchange rate on December 6, 2004 was $1.2008.

The high and low exchange rates for the most recent six months are as follows:

	June 2004	July 2004	August 2004	September 2004	October 2004	November 2004
High Low	1.3623 1.3539	1.3271 1.3176	1.3178 1.3080	1.3071 1.2648	1.2726 1.2194	1.2230 1.1774

Financial Information

The following table sets forth, for the periods indicated, selected financial and operating data for the Company. This information should be read in conjunction with the Company's financial statements and notes thereto. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

The year end financial statements of the Company have been audited by Amisano Hanson, independent chartered accountants. They are maintained in Canadian dollars, and have been prepared in accordance with accounting principles generally accepted in Canada. Comparison of Canadian GAAP and United States GAAP are set forth in the notes to the financial statements.

The nine month financial statements of the Company are unaudited. They are maintained in Canadian dollars, and have been prepared in accordance with accounting principles generally accepted in Canada. Comparison of Canadian GAAP and United States GAAP are set forth in the notes to the financial statements.

	Nine Months Ended September 30 (Unaudited) (Cdn$)	Year Ended December 31 (Audited) (Cdn$)
	2004	2003	2002	2001	2000
Amounts in Accordance with Canadian
GAAP (presented in Canadian dollars):
   Total Assets
   Net working capital
   Share capital
   Shareholders’ equity
   Loss (from operations)
   Loss per share (basic and diluted)
   Weighted average number of
common shares (basic and diluted)	95,340 (1,306,058) 2,691,787 (1,254,996) (186,749) (0.01) 15,463,175	72,857 (1,317,120) 2,507,558 (1,275,919) (455,229) (0.03) 13,171,936	225,995 (1,157,129) 2,333,289 (949,739) (1,019,875) (0.09) 11,294,297	1,200,214 (1,267,716) 1,957,443 (138,613) (1,066,994) (0.10) 10,375,648	677,231 (75,525) 1,605,248 510,784} (801,774) (0.12) 6,548,095

	Nine Months Ended September 30 (Unaudited) (Cdn$)	Year Ended December 31 (Audited) (Cdn$)
	2004	2003	2002	2001	2000
Amounts in Accordance with US
GAAP (presented in Canadian dollars):
   Total Assets
   Net working capital
   Share capital
   Shareholders’ equity
   Loss (from operations)
   Loss per share (basic and diluted)
   Weighted average number
of common shares (basic and diluted)	95,340 (1,306,058) 2,291,787 (1,254,996) (206,908) (0.01) 15,463,175	72,857 (1,317,120) 2,507,558 (1,275,919) (461,469) (0.03) 13,171,936	225,995 (1,157,129) 2,333,289 (949,739) (1,017,849) (0.09) 11,294,297	1,200,214 (1,267,716) 1,957,443 (138,613) (1,066,994) (0.10) 10,375,648	677,231 (75,525) 1,605,248 510,784 (801,774) (0.12) 6,548,095

B.             Capitalization and Indebtedness

The authorized capital of the Company is an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

As of December 31, 2003, the Company had 14,036,167 common shares outstanding with a capitalization of $2,507,558. Subsequent to the year end, the Company issued a further 3,129,077 common shares as a result of private placements and share purchase warrants being exercised. As at December 6, 2004, the Company had 17,165,244 common shares issued and outstanding, with a capitalization of Cdn$2,911,923.

There are no preferred shares issued and outstanding.

C.             Reasons for the Offer and Use of Proceeds

Not applicable.

D.             Risk Factors

The following risks relate specifically to the Company's business and should be considered carefully. As the Company is in its development stage the occurrence of any one or more of the events outlined under this section could have severe consequences on the Company's business, financial condition and results of operations, including cessation of operations or bankruptcy.

(a)             The Company's limited operating history makes it difficult to evaluate the Company's current business and forecast future results.

The Company has only a limited operating history on which to base an evaluation of the Company's current business and prospects, each of which should be considered in light of the risks, expenses and problems frequently encountered in the early stages of development of all companies. This limited operating history leads the Company to believe that period-to-period comparisons of its operating results may not be meaningful and that the results for any particular period should not be relied upon as an indication of future performance.

(b)             The Company’s business has only recently been launched and the Company has a limited customer base.

The Company has only recently launched its Dittybase.com website and has a limited customer base. The Company’s success will be dependent on attracting sufficient customer base and additional music libraries.

(c)             Doubt about the Company’s ability to continue as a going concern.

The Company’s continued existence is dependent upon its ability to raise substantial capital, maintain adequate financing arrangements and to generate profitable operations in the future. Failure of one or more of these events could have severe consequences on the Company's business, financial condition and results of operations including cessation of operations or bankruptcy.

(d)             The Company success will be dependent upon its ability to adapt to technological advances.

The Company’s success will be dependent upon its ability to adapt to technological advances and changes in the industry. There is no assurance that the Company will be successful in its efforts in these respects.

(e)             The Company has incurred net losses since inception and there can be no assurance that the Company can generate substantial revenue growth, or that any revenue growth that is achieved can be sustained.

The Company has incurred net losses since inception. There can be no assurance that the Company can generate substantial revenue growth, or that any revenue growth that is achieved can be sustained. Accordingly, there can be no assurance that the Company will achieve or sustain profitability. If the Company cannot achieve profitability or position cash flow from operating activities, it may not be able to meet its working capital requirements, which could result in bankruptcy of the Company.

(f)             The market for Internet services is intensely competitive.

The market for Internet services is intensely competitive. The Company expects competition to persist and to intensify in the future as the markets for the Company’s products continue to develop and as additional competitors enter each of its markets. The Company’s products are the subject of intense industry interest and the Company is aware of numerous other companies that are focusing significant resources on development and marketing products and services that will compete with the Company’s products and services. Numerous releases of products and services that will compete with those of the Company can be expected in the near future. Other competitors may also emerge in these areas. To remain competitive, the Company may be forced to match prices and reduce costs.

(g)             The Company’s success will depend primarily upon the development and expansion of the market for Internet products and services.

The Company’s success will depend primarily upon the development and expansion of the market for Internet products and services. This market has only recently developed. If it fails to grow further, grows more slowly than anticipated, or continues to be subjected to intense competitive pressures, the Company’s business, financial condition and results of operations could be adversely affected.

(h)             To date, the Company’s electronic commerce and Internet applications have not generated any significant revenues.

To date, the Company’s electronic commerce and Internet applications have not generated any significant revenues. The marketing of such products is just beginning and there is no guarantee that the Company will be able to introduce these products within the expected time frames or that such products will gain market acceptance or that, if market acceptance is achieved, the Company will be able to maintain such acceptance for a significant period of time. Neither can there by assurance that commerce over the Internet or the adoption of intranets will become widespread.

(i)             Future changes in the regulatory environment relating to the Internet access industry may affect the Company.

The Company is not currently subject to direct regulation by the federal or provincial regulatory agencies, or any other agency, other than regulations applicable to business generally. Changes in the regulatory environment relating to the Internet access industry, including regulatory changes which directly or indirectly affect Internet costs or increase the likelihood or scope of competition from regional Internet companies or others, could have a positive or an adverse effect on the Company’s business.

(j)             Fundraising.

The Company may need to raise funds through public or private debt or equity financing in the event that the Company’s estimates and capital requirements change, or prove inaccurate, or in order for the Company to respond to unanticipated competitive pressures or to take advantage of unanticipated opportunities. There can be no assurance that additional financing will be available on terms favourable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to continue its network expansion to take advantage of market opportunities, to develop new products or otherwise to respond to competitive pressures or continue to be viable. Such inability could have a material adverse effect on the Company’s business, financial condition and results of operations.

(k)             Network Infrastructure.

The Company’s operations are dependent on its ability to protect its network infrastructure against damage from fire, earthquakes, severe flooding, power loss, telecommunications failures and similar events. The failure of the Company to adequately manage service disruptions resulting from physical damage to its network, or breaches of or failures in the network’s integrity, could have a material adverse impact on the Company’s business, financial condition and results of operations.

(l)             The Company’s success will depend upon the continued services of its senior management team and its technical, marketing and sales personnel.

The Company’s success will depend upon the continued services of its senior management team and its technical, marketing and sales personnel. The Company’s employees may voluntarily terminate their employment with the Company at any time and competition for qualified employees in the Company’s industry is intense. The loss of the services of key personnel could have a material adverse effect upon the Company’s business, financial condition and results of operations. Programs are in place to retain and motivate employees. The Company currently does not maintain any key personnel insurance.

(m)             No dividends declared or any likely to be declared in the future.

The Company has not declared any dividends since inception, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests in the discretion of the Company's Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and financial condition, as well as other relevant factors.

(n)             The possible issuance of additional shares may impact the value of the Company stock.

The Company is authorized to issue up to unlimited number of shares of common stock. It is the Company's intention to issue more shares. Sales of substantial amounts of common stock (including shares issuable upon the exercise of stock options, the conversion of notes and the exercise of warrants), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the common stock and the ability of the Company to raise equity capital in the future.

(o)             As the Company is a Canadian company it may be difficult for US shareholders of the Company to effect service on the Company or to realize on judgments obtained against the Company in the United States.

The Company is a Canadian corporation. All of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws. If a judgment is obtained in the US courts based on civil liability provisions of the US federal securities laws against the Company or its directors or officers, it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company’s non-US resident executive officers or directors. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Nevertheless, it may be difficult for United States shareholders to bring an original action in the Canadian courts to enforce liabilities based on the US federal securities laws against the Company and any of the Company’s non-US resident executive officers or directors.

(p)             Conflicts of Interest of certain directors and officers of the Company.

From time to time certain of the directors and executive officers of the Company may serve as directors or executive officers of other companies and, to the extent that such other companies may participate in the industries in which the Company may participate, the directors of the Company may have a conflict of interest. In addition, the Company's dependence on directors and officers who devote time to other business interests may create conflicts of interest, i.e. that the fiduciary obligations of an individual to the other company conflicts with the individual fiduciary obligations of the Company and vice versa.

Directors and officers must exercise their judgment to resolve all conflicts of interest in a manner consistent with their fiduciary duties to the Company. If such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. The Company is not aware of the existence of any conflict of interest as described herein.

(q)             Management of the Company can through their stock ownership in the Company influence all matters requiring approval by the Company’s stockholders.

Management of the Company own collectively, as of December 6, 2004, 4,338,188 shares being 25% of the Company's issued and outstanding shares of common stock. These stockholders, if acting together, will be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of mergers or other business combination transactions.

(r)             There will continue not to be a market for the Company's common stock in the United States until the Company makes an application to do so.

There will continue not to be a market for the Company's common stock in the United States until the Company's common stock is quoted on an exchange in the United States or the NASD's Over the Counter Bulletin Board.

No assurance can be given that a market for the Company's common stock will be quoted on the NASD's Over the Counter Bulletin Board.

The sale or transfer of the Company common stock by shareholders in the United States may be subject to the so-called "penny stock rules."

Under Rule 15g-9 of the Exchange Act, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

(a)	such sale or purchase is exempt from Rule 15g-9;

(b)
prior to the transaction the broker or dealer has (1) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9, and (2) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and

(c)	the purchaser has been provided an appropriate disclosure statement as to penny stock investment.

The SEC adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System.

It is likely that shares of the Company's common stock, assuming a market were to develop in the US therefor, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's common stock and the ability of shareholders to sell their securities in the secondary market in the US.

Moreover, the Company shares may only be sold or transferred by the Company shareholders in those jurisdictions in the US in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

Item 4:             INFORMATION ON THE COMPANY

A.             History and Development of the Company

The Company was incorporated by Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta), Canada on June 23, 1999 under the name 836030 Alberta Ltd. By Certificate of Amendment dated October 31, 2000, the Company amended its Articles to remove the “private company” restrictions. On July 26, 2001, the Company was extra-provincially registered in the Province of British Columbia. By Certificate of Amendment dated July 26, 2001, the Company amended its Articles to change its name to Dittybase Technologies Inc.

The Company has two wholly-owned Canadian subsidiaries, both incorporated pursuant to the provisions of the Business Corporation Act (Alberta): Dittybase Inc. on April 3, 1997, and The Decibel Collective Inc. on September 23, 2004.

The Company also has a wholly-owned US subsidiary, Dittybase America Inc., incorporated pursuant to the laws of the State of Delaware on March 12, 2001.

The registered and records offices of the Company, Dittybase Inc. and The Decibel Collective Inc. are located at 1310 Merrill Lynch Tower, 10205 101 Street, Edmonton, Alberta T5J 2Z2.

The head office of Dittybase America Inc. is located at 92 SW 35 Ave., Boyton Beach, Florida 33435. Its registered office is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

Unless indicated otherwise, all references to the Company include its subsidiaries.

B.             Business Overview

Since its inception in 1999 the Company has developed and implemented dittybase.com™, an online service that enables enterprises to acquire digitized production music and manage all processes involved in the use of production music, as required by entertainment, advertising and corporate markets. After completion of its online solution in May 2001 the Company plans to complete development of its software product suite, DittyNet, a self-contained, customized version of dittybase.com that provides an integrated (client/server) software solution and professional services to the Company’s distribution agents. The Company also plans to continue to develop and market a line of software tools that enable enterprises to more efficiently manage acquired digitized production music.

The Company’s products manage music rights, encode, archive, search, retrieve and enable the delivery, merchandising, selling and reuse of digitized production music. The Company’s goal is to automate the process of licensing music for broadcast. The Company does not sell music to retail consumers, but focuses strictly on the business-to-business music market.

Production music is comprised of music in a variety of different styles, created and licensed specifically for use in a range of creative projects including websites, radio and television programming, films, corporate videos, commercials, live theatre, multimedia presentations, video games and computer programs

Three Year History

From December 2000 to December 2001

In late 2000, the Company secured a US$1,500,000 line of credit with Hewlett Packard through the HP Garage Program, of which the Company utilized $621,548 towards equipment and services from HP. In May 2001, the Company released the online version of client application with search, audition, download and license capabilities. July 2001 saw the release of the client application with e-commerce. In August 2001, the Company and CBC Records, a division of the Canadian Broadcasting Corporation, announced the formation of a strategic partnership for the purpose of enhancing the exposure, and facilitating the licensing of selections from CBC Records’ music catalogue via the Company’s website “dittybase.com”. Also in August of 2001, the Company signed Cinetrax Production Music Library, of Los Angeles, California, whose clients include MGM, FOX and CBS as a content partner. In October 2001, the Company experienced major layoffs as a result of market conditions due to a technology sector correction in the public markets. In December 2001, the Company released its client application through Dittybase.com, for the Canadian licensing market and subsequently signed a distribution agreement with the Music People Library Inc. a Canadian content provider.

During the Year Ended December 2002

In June 2002, the Company was unable to meet its lease commitments to Hewlett Packard and as a result returned all leased equipment to Hewlett Packard. Subsequently, in October 2002, the Company’s website ceased to function along with the online version of the client application. Sales were impacted as the Company lost e-commerce ability and any further sales were done manually. In December 2002, the Company signed the Audio Network Library of London England, as a new content partner for distribution through Dittybase Inc.

During the Year Ended December 2003

In 2003, the Company sold music manually (without the benefit of its online client application) via File Transfer Protocol (“FTP”) or CD's. The Company concentrated its efforts on getting operating costs under control, planning the re-launch of its website and the client application, as well as implementing a new accounting system. In October the Company started the development of the Company’s exclusive media music label, the Decibel Collective (the dBc™): During the year ended December 31, 2003 the Company issued a total of 1,317,981 shares for net proceeds of $174,269.

During the Nine Month Period Ended September 30, 2004

During the nine months ended September 30, 2004 the Company continued to sell music manually (without the benefit of its online client application) via FTP or CD’s, and continued its efforts on getting operating costs under control and planning the re-launch of its website and the client application. During the period the Company issued a total of 1,427,008 shares for net proceeds of $184,229.

Operational Overview

The Company’s operations include:

•	encoding and publishing production music content at its dittybase.com website for its search and project management systems;

•	publishing acquisition, marketing and distributing production music to creative professionals and organizations; and

•	providing a secure environment for the management of corporate and entertainment productions, music assets, as well as rights reporting to publishing partners and creative clients.

The Company’s existing and planned open-architecture product line is non-proprietary, modular, portable to a number of languages and leading platforms and is designed to seamlessly integrate into customers’ existing workflow environments. The search system is designed to always provide an accurate and positive search result. The database is specifically designed so that users will never receive a “zero results found” response. The Company is the only solution provider that uses an e-commerce model which enables creators to “play first and pay later”, which is the business model that the production music industry has used since its inception.

The Company currently offers three broad solutions to its customers which it intends to expand to four solutions:

Online: The Company’s website, dittybase.com™, connects creative enterprises in need of music with music libraries worldwide, providing a vast selection of world-class music catalogues, which is facilitated via the Company’s proprietary project management, automated music licensing and e-commerce transaction services.

Standalone: dittyROM™ provides CD and DVD-ROM solutions for creative clients within a local computer network/Intranet or limited Internet access, enabling them to search and access production music partner collections of specific libraries or distributors (in addition to integrating with dittybase.com to manage downloaded digital music on a user ’s desktop where an Internet connection is available).

The Decibel Collective (the dBc™): Launched in the spring of 2004, this is the Company’s exclusive media music label. It is a network (collective) of artists represented for custom scoring services, catalogue distribution, music marketing and licensing services. The dBc offers content to markets that demand a high quality product that may not be provided by traditional music libraries. The Decibel Collective hand selects “free agent” artists, producers, recording engineers and sound designers from all over the world.

Digital Music Management System: dittyNET™ ~~is~~ will essentially be a self-contained, customized version of dittybase.com that provides an integrated (client/server) software solution and professional services to the Company’s distribution agents, empowering them with a significant marketplace advantage. This technology focuses on the customer and their internal administration of music reporting and royalties vis-à-vis the Company’s exclusive international distribution agents, thus eliminating the cost and resources associated with the development of an internal infrastructure

Industry Overview

Based on the National Music Publishers Association the Company estimates that by 2008 the music publishing industry will be worth US$5.6 billion, from the following six general revenue sources that have relevance to the Company:

•	Synchronization-based licensing revenue being the right to synchronize music with visual images and voice (via the Company’s web site - dittybase.com, and DVD and CD products - dittyROM)

•
Performance-based income being royalties paid by TV, film and radio broadcasters to performance rights organizations (SOCAN/ASCAP/BMI) for the public performance of music (via TV and Radio play of the Company’s music catalogues)

•	Custom scoring services and publishing acquisition-based income (the dBc)

•
Mechanical-based licensing income being the right to make copies of the music and master on CD soundtracks or digital downloads to the consumer (CD Soundtracks and digital downloads made available to the consumer)

•	International sales (via foreign territory distribution of the Company’s technology and products).

Revenue Sources – Actual and Potential

Revenue Sources Related to dittybase.com – Actual and Potential

The Company has two customer categories: internal customers (the distribution agents that market products or content through the Company’s web site), and external customers (creative professionals, film producers, broadcasters and advertising agencies and related companies that purchase that content or product).

Internal Customers

The primary categories of (actual) internal customers are:

  Composers, music libraries and distributors.
  Rights reporting organizations.

External Customers

External customers are the licensees (users) of production music. The Company’s long-term focus is based on production music used in the top music publishing income territories, primarily for broadcast radio and television shows, commercials, films, Internet and corporate use.

The primary categories of (actual) external customers are:

  Advertising agencies

  Motion pictures
  Digital creation
  Broadcast radio and television
  Video and computer games
  Post-production studios
  Corporations and institutions
  Web site developers

Potential Revenue Sources Related to dittyNET

Authorized International Distribution Agents

One of the objectives of dittyNET will be to authorize and license foreign content distributors outside North America, to represent the Company’s select music catalogues using its technology and third party software tools.

Music Catalogue Development and Representation

The Company will look to media music composers, major brand corporate archives, music labels and advertising agencies that hold (have rights to or own) significant music publishing assets and acquire a portion of the publishing rights. All music licensing income will be represented exclusively through the Company’s products and technology via its international agents.

Other Potential Revenue Streams

The Company is developing (dittyNET) a system that will automate the entire music-related workflow process of large to small media-intensive companies, and enable external resources to share audio assets in a secure and controlled fashion. The Company’s open-architecture product line will be non-proprietary, modular, portable to a number of leading platforms, and designed to seamlessly integrate into customers’ existing workflow environments.

Products

The Dittybase Product Suite is comprised of five components, namely:

Four software products:

  dittybase encoder, used to prepare tracks for the dittybase databank;

  dittybase client, the primary product, used to search, audition and license music cuts, as well as to manage project information for a single user, or group of users;

  dittybase rapport, used by users, libraries, music distributors and site administrators to analyze and report dittybase databank usage and activity; and

  dittybase admin, typically used by a single network administrator to set user privileges for dittybase encoder, client and rapport,

that interact with one central core module:

  the dittybase databank, a flexible group of data sources designed to store information for dittybase encoder, client, rapport and admin.

dittybase encoder: Music Database Data Entry Software

The dittybase encoder is used to 'encode’ or categorize music tracks according to specific criteria, and to publish them to the dittybase databank with corresponding audio samples. Intelligent tutors with audio examples and text are available from within the program to aid in accurate, detailed classification of each track according to musical style, instruments, orchestration, era, origin, version and keywords.

dittybase client: Music Database Search and Project Management Software

The dittybase client is the Company’s flagship product, designed to be the best way to find and use production music.

A fundamental advantage of the dittybase client search module over typical database search systems is 'Positive Result Searching’. By utilizing dynamic criteria filtering, the search module guarantees that any combination of available search criteria will produce music cuts for audition.

As in dittybase encoder, intelligent tutors with audio and text examples are available from within the program, to aid in searching for cuts that match specific styles, instruments, orchestrations, eras, origins, versions or keywords.

The dittybase client has several functions, arranged into modules:

•
Login/registration. This module is specifically designed for users who are using dittybase client while connected to the Internet, for users connecting to a dittybase databank via a network, or for users who are accessing dittybase client from the Dittybase web site, dittybase.com. A login/registration ensures secure access in order for dittybase client to conduct online licensing transactions. The login also allows the dittybase admin software to keep accurate logs of all user access.

•
Search and audition. This module is designed to allow a user to search the encoded cuts of music in the dittybase databank quickly and efficiently, using a wide palette of criteria. Once a possible music cut(s) has been located, the user can audition either a 30-second “soundbyte” of the cut, or a full-length sample.

Searches can be conducted using 'subjective’ criteria, such as style, keywords or tempo; by 'concrete’ criteria, such as composer, title or library track identification; or by 'theme’, a new type of search technique utilizing pre-selected 'subjective’ criteria to conveniently produce results not obtainable through any other search type.

•
Project management. The dittybase client can be used to store and manage detailed project information, including production type, air-date, producer and engineer. Search results from the search module are added to a new or existing project, where they can be marked with a variety of status flags to indicate whether they are under consideration, approved, licensed or rejected from the final project.

•
Downloading and ordering music. If the dittybase client user is connected to the Internet, or if the user is searching online at dittybase.com, he may download an approved cut for a time-limited 30-day trial, in order to begin work on a project immediately. In the event that the user is working with a standalone version of dittybase client (dittyROM), he is presented with the option of submitting an order for a compact disc directly to the library or distributor either via paper or electronically.

•
Licensing music for production use. If the dittybase client user is connected to the Internet, or if the user is searching online at dittybase.com, he may license music cuts online. In the event that an appropriate license type is not available, or if a specialty agreement - such as exclusive rights or an annual license - is required, the user may apply for such a contract directly to the library through the license module.

The dittybase databank contains up-to-the-minute pricing information and licensing agreements (entered via the dittybase rapport software) for all libraries that permit these transactions.

•
Promotion code activation. When the Company launches a number of marketing campaigns through various marketing components, it must provide each a unique “promotion code” that tells the recipient of the marketing material to go on-line and enter the promotion code to receive a special limited time offer. Different promotion codes allow the Company to track and evaluate the success of multiple marketing messages through various campaigns running through affiliates, magazines, direct mail and email in tandem. Integration of all marketing components directed to the Company’s web site is a key factor to its success.

dittybase rapport: Music Database Usage Report and Customer Management Software

The dittybase rapport software is used to track dittybase databank activity. There are four levels of rapport access, depending on the type of user:

•
User Level: This level permits user-specific reporting only, such as projects created, cuts used, licenses issued and transactions completed. The user level is also integrated into the dittybase client project module.

•
Library Level: This level is used to report all library activity, including information about music cut usage, customers and licenses. The library level also includes a contact manager of the library’s licensed customers, as well as access to the library’s price lists and licensing agreements. Information gathered at the library level can be used to more accurately target new releases and for direct marketing.

•
Distributor Level: This level provides detailed reporting across all of a distributor’s music libraries. The distributor level is primarily intended to furnish a “bird’s-eye” view of the activity within groups of libraries and their territory. User-specific access may not be required or available.

•
Site Level: This level is capable of reporting all activity at a specific installation site, and is the most comprehensive level of reporting, encompassing the privileges of the preceding three levels. This site level is available only to dittyNET installation sites and internally at Dittybase Inc.

dittybase admin: Music Database Administration Software

The dittybase admin software will typically be used by a single administrator to set up user permissions or privileges for dittybase encoder, client and rapport within a dittyNET network installation. As well, dittybase admin provides event logging for this software, for increased security within a dittyNET installation.

dittybase databank: Music Database Customizable Core Modules

The dittybase databank will not be simply a piece of software, but rather the flexible central group of data sources that stores all information from encoder, client, rapport and admin. A dittybase databank will be customized with data specific to a particular library or distributor, or left empty for later encoding in a dittyNET installation. The dittybase databank is paired with additional software and server hardware to permit digital audio streaming, digital rights management and e-commerce transactions, where required.

Pricing

The Company enables users to purchase synchronization, performance, and reproduction licenses for premium quality production music where applicable by territory.

Three-level Pricing for External Customers

The Company provides three levels of pricing for access to and use of its music content.

•
Exclusive rights contract. The Company encodes the archived music tracks of post-audio and sound design firms, primarily for exclusive use by broadcast stations, advertising agencies and brand name corporations.

•
License for use. Music tracks are generally licensed by the number of plays per track; under a single production, a production or program blanket agreement provides unlimited music for a single fee based on the runtime of a production; or under an annual agreement that permits a limited or unlimited use of a library’s music for the set period of time under contract (usually one year to three years).

•
Custom scoring. The Company and its network of composers provide custom music services for specific projects. The licensees can either license the use of the music non-exclusively, buy-out a share of the publisher’s portion of the rights for exclusive use with a brand name commercial, film or TV program. Music produced by Company composers typically enters into dittybase.com for further non- exclusive licensing, depending on the publisher (owner) of the music.

Fee Structure for Music Libraries

Music libraries pay fees to the Company based on products or services provided.

dittyNET Product Suite

The Company’s dittyNET Product Suite will provide an integrated client/server software solution and digital media management services for its international distributors, in addition to media-intensive companies with private networks and in-house music libraries. Installations may be customized to meet the needs of the client.

Competition

Direct Competition

There are five significant competitors in the Company’s market, with products and/or services that are in part similar to Dittybase.

•
LicenseMusic.com - LicenseMusic.com is a San Francisco- based company with an office in Germany. The company provides music online specifically for production use, available at three price fields with rates based on usage. The majority of content at their web site is dedicated to unsigned artists with a collection of songs. The search system often adds results rather than refines what the user is looking for in a musical piece for production. It is unknown whether LicenseMusic.com uses a digital rights management system. They do not offer a digital media management system or local network solution.

•
LibraryTracks - Formed as a conglomerate of five production music libraries, LibraryTracks uses "MusicSource" software (See "Freshground" below) to search, audition and add to projects. The problem then occurs at licensing. The user is expected to go to each separate company to download or order CDs, and then license in the traditional manner (i.e. fax, mail).

•
FirstCom - FirstCom is both a library and North American distributor, boasting over 1500 CDs of content. FirstCom uses "MusicQuick" software, which is believed to be created specifically for them. Music may be auditioned and added to projects, however music must be acquired via CD, and uses traditional (i.e., paper) licensing methods.

•
Killertracks - Begun in 1989 and acquired by BMG Music Publishing in 1992. Killertracks now contains a catalogue of 20,000 titles. With 47 offices in 36 countries around the world, BMG Music Publishing is one of only four multinational music-publishing groups. The Killertracks database is the same design look and feel as Librarytracks with the same features.

•	APM Music - Represents sixteen production music libraries, backed by parent companies, EMI and Zomba/Jive Records.

C.             Organizational Structure

The following diagram shows the Company and its subsidiaries, the laws under which they were incorporated and the dates on which they came into existence:

D.             Property, plant and equipment`

The Company has its executive office at Suite 102, 31 Bastion Street, Victoria, BC V8W 1J1, that consists of 1,800 square feet. The Company has entered into a lease arrangement that expires on August 31, 2009 at a cost of approximately Cdn$2,250 per month, with a renewal option.

Item 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.             Operating Results

This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

The Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this Report and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed in this Report, including, without limitation, in conjunction with the forward-looking statements included in this Report under "Risk

Factors." All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statement.

Operating Results of the Company

Nine month period ended September 30, 2004 compared to the nine month period ended September 30, 2003

The Company incurred a decrease in overall expenses to $186,749 for the nine months ended September 30, 2004 from $302,295 for the nine month ended September 30, 2003 (a decrease of $115,546). This represents a decrease of 38%. The most significant change from 2003 to 2004 was a decrease of amortization of $101,294 from $124,156 in 2003 to $22,862 in 2004. This represents a reduction in amortization of 82% and is the result of website costs incurred in prior years being fully amortized.

Fiscal year ended December 31, 2003 compared to the fiscal year ended December 31, 2002

The Company incurred a decrease in overall expenses to $455,229 for the year ended December 31, 2003 from $1,019,875 for the year ended December 31, 2002 (a decrease of $564,646). This represents a decrease of 55%. The most significant change from 2002 to 2003 was a decrease of amortization of $315,045 from $480,587 in 2002 to $165,542 in 2003. This represents a reduction in amortization of 66% and is the result of website costs incurred in prior years being fully amortized. Another significant change was a reduction of telephone and internet expense from $63,279 for the year ending December 31, 2002 to $8,033 for the year ending December 31, 2003. This reduction of $55,246 (87%) reflects a reduced web-hosting capability to reduce costs. Finally, loss on termination of capital lease was $228,285 for the year ended December 31, 2002 but $Nil for the year ended December 31, 2004.

During the year, the Company expended $478,751 on general and administrative expenses as compared to $826,235 for the year ended December 31, 2003. This represents a decrease of $347,484 or 42%. Other significant items include a reduction of capital assets to $41,201 from $207,390 as at December 31, 2002, representing a reduction of $166,189 or 80%, resulting from amortization. Other significant items include an increase of accounts payable to $974,912 from $859,909 as at December 31, 2002, representing an increase of $115,503 or 13%, as a result of delays in making payroll. The Company reported a net loss of $455,229 or $0.03 per share for the year ended December 31, 2003 compared to a net loss of $1,019,875 or $0.09 per share for the period ended December 31, 2002.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations

See note 12 to the audited financial statements for the year ended December 31, 2003 for a description of Canadian and United States GAAP differences as applicable to the Company’s operations.

See “Financial Information” on page 4 for differences between Canadian GAAP and United States GAAP for this period.

Fiscal year ended December 31, 2002 compared to the fiscal year ended December 31, 2001

The Company incurred a decrease in overall expenses to $1,019,875 for the year ended December 31, 2002 from $1,066,994 for the year ended December 31, 2001 (a decrease of $47,119). This represents a decrease of 4%. The most significant change from 2001 to 2002 was a decrease of amortization of $109,249 from $589,836 in 2001 to $480,587 in 2002. This represents a reduction in amortization of 19% and is the result of website costs incurred in prior years being fully amortized. Another significant change was a reduction of telephone and internet expense from $120,015 for the year ending December 31, 2001 to $63,279 for the year ending December 31, 2002. This reduction of $57,736 (47%) reflects a reduced web-hosting capability mid-way through the year to reduce costs. Finally, loss on termination of capital lease was $Nil for the year ended December 31, 2001 but $228,285 for the year ended December 31, 2002.

During the year, the Company expended $826,235 on general and administrative expenses as compared to $1,051,868 for the year ended December 31, 2001. This represents a decrease of $225,633 or 21%. Other significant items include a reduction of capital assets to $207,390 from $1,104,687 as at December 31, 2001, representing a reduction of $897,297 or 82%, resulting from amortization and the return of computer equipment to offset obligations under capital lease. Other significant items include an increase of accounts payable to $859,909 from $365,952 as at December 31, 2001, representing an increase of $493,957 or 135%, as a result of non-payment and termination of a capital lease. The Company reported a net loss of $1,019,875 or $0.09 per share for the year ended December 31, 2002 compared to a net loss of $1,066,994 or $0.10 per share for the period ended December 31, 2001.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations

See note 14 to the audited financial statements for the year ended December 31, 2001 for a description of Canadian and United States GAAP differences as applicable to the Company’s operations.

See “Financial Information” on page 4 for differences between Canadian GAAP and United States GAAP for this period.

Fiscal year ended December 31, 2001 compared to the fiscal year ended December 31, 2000.

The Company incurred a increase in overall expenses to $1,066,994 for the year ended December 31, 2001 from $801,774 for the year ended December 31, 2000 (an increase of $265,220). This represents an increase of 33%. The most significant change from 2000 to 2001 was an increase of amortization of $297,390 from $292,446 in 2000 to $589,836 in 2001. This represents an increase in amortization of 102% and is the result of website costs incurred during the year. Another significant change was an increase of telephone and internet expense from $32,030 for the year ending December 31, 2000 to $120,015 for the year ending December 31, 2001. This increase of $87,985 (275%) reflects an expanded web-hosting capability.

During the year, the Company expended $1,051,868 on general and administrative expenses as compared to $801,774 for the year ended December 31, 2000. This represents an increase of $250,094 or 32%. Other significant items include an increase of capital assets to $1,104,687 from $586,309 as at December 31, 2000, representing an increase of $518,378 or 88%, resulting from website costs incurred during the year. Other significant items include an increase of accounts payable to $365,952 from $74,989 as at December 31, 2000, representing an increase of $290,963 (388%), as a result of expanded trade payables and the delay of payment of wages. The Company reported a net loss of $1,066,994 or $0.10 per share for the year ended December 31, 2001 compared to a net loss of $801,774 or $0.12 per share for the period ended December 31, 2001.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations

There are no differences between Canadian GAAP and United States GAAP for this period.

Liquidity and Capital Resources

For nine month period ended September 30, 2004

The Company had a working capital deficit of $1,306,058 at September 30, 2004 compared to a working capital deficit of $1,317,120 at December 31, 2003, representing an increase of less than 1%.

During the nine months ended September 30, 2004 the Company issued a total of 1,427,008 shares pursuant to subscriptions and the exercise of warrants, for net proceeds of $184,229.

Fiscal year ended December 31, 2003 compared to the fiscal year ended December 31, 2002

The Company had a working capital deficit of $1,317,120 at December 31, 2003 compared to a working capital deficit of $1,157,129 at December 31, 2002, representing an approximate 14% increase, due primarily to increased accounts payable from delays in making payroll, and increased advances from another company.

To date, virtually all funding for the Company's business and ongoing operations has come from common share issuances. During Fiscal 2003, the Company raised 190,640 in equity, which netted the Company $174,269.

Fiscal year ended December 31, 2002 compared to the fiscal year ended December 31, 2001

The Company's cash position at December 31, 2002 was $1,178 as compared to $41,762 at December 31, 2001, representing a 97% decrease.

Capital Requirements

The Company's greatest cash requirements during the next 12 months will be for funding its business operations. As an immediate strategy, the Company intends to raise additional capital through a private placement or public offering of stock, to maintain and expand its business operations. The Company believes it will need to raise additional funds in order to maintain and expand its operations, and its ability to maintain and expand operations will therefore depend upon its ability to raise additional funds through bank borrowings, equity or debt financing. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

Failure to obtain such additional funding could result in delay or indefinite postponement of some or all of the Company's products and/or services to the market place or the ability to supply sufficient product and/or services to the market place on a continual and profitable basis. Any funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company's current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the Company's common stockholders.

There is no assurance that the Company will earn revenue, operate profitably or provide a return on investment to its security holders.

As of the date of this Form 20-F, the Company has 17,165,244 issued and outstanding common shares and 1,635,418 outstanding share purchase warrants.

C.             Research and Development, Patents and Licenses, etc.

Not applicable

D.             Trend of Information

Not applicable.

E.             Off-balance sheet arrangements

Not applicable

F.             Tabular Disclosure of Contractual Obligations

Not applicable.

Item 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.             Directors and Senior Management

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Tim Daniels	42	President, Chief Financial Officer and Director	Erin Ventures Inc.	President and Director
Bruce Urquhart	68	Director	Nil	Nil
Lance Landiak	34	Vice-President of Business Development and Director	Nil	Nil
Blake Fallis	44	Vice-President of Corporate Development	Nil	Nil
Mike Knutsen	35	Vice-President of Research and Development	Nil	Nil
Duane Miller	44	Vice-President of Operations	Nil	Nil

The following sets out the principal occupations and related experience for the directors and senior officers of the Company over the past five years.

TIM DANIELS - Director and President and Chief Financial Officer

Mr. Daniels (42) has been a Director and President of the Company since July 1999. Prior thereto, he was the President of T.D. Daniels and Associates Ltd., a private consulting firm specializing in the financing, investor relations and corporate development of both private and public companies. Mr. Daniels has served as a board member for several Canadian publicly traded companies. Mr. Daniels graduated with a Bachelor of Commerce (major in Finance and Economics) degree from the University of Saskatchewan, College of Commerce in Saskatoon, Saskatchewan.

BRUCE URQUHART - Director

Mr. Urquhart (68) has been a Director of the Company since March 2000. Prior thereto he was the owner of Intellicard Systems Ltd. Mr. Urquhart was born and educated in Scotland, and holds a Bachelor of Science degree from Aberdeen University.

LANCE LANDIAK - Director and Vice President of Business Development

Mr Landiak (34) has been a Director and Vice-President of Business Development of the Company since July 1999. Prior thereto, he was the manager of business development of Airworks Media Inc. from 1994 to 1998.

BLAKE FALLIS - Vice President of Corporate Development

Mr. Fallis (44) has been the Vice-President of Corporate Development of the Company since July 1999. Prior thereto, he was the manager of investor relations of Erin Ventures Inc. from 1998 to 2004; Vice-President, Corporate Development of Airworks Media Inc. from 1997 to 1998; and a stock broker with Moss Lawson Co.

Ltd. from 1990 to 1995. Mr Fallis attended Southern Alberta Institute of Technology from 1981 to 1983 and obtained a POFC degree in Petroleum Engineering, Plant Operation, and Process Engineering. Mr. Fallis also attended Business Administration, Sheridan College in Oakville, Ontario from 1978 to 1980.

MIKE KNUTSEN - Vice President of Research and Development

Mr. Knutsen (35) has been the Vice-President of Research and Development of the Company since July 1999. Prior thereto he was the owner/producer of Heads Up Music Productions from 1997 to 1998 and music editor/production coordinator of Airworks Media Inc. from 1994 to 1998. Mr. Knutsen graduated with a music degree from Grant MacEwan College in September 1994.

DUANE MILLER - Vice President of Operations

Mr. Miller (44) has been the Vice-President of Operations of the Company since July 2002. Prior thereto, he was the senior project manager for Dittybase Technologies from August 1999 to July 2002; Senior Application Consultant for Auto-trol Technology from 1996 to 1999; and an Application Engineer with Auto-trol Technology from 1986 to 1996. He attended Southern Alberta Institute of Technology from 1978 to 1980 where he studied Aviation Electronics.

None of the current Directors or Officers of the Company are, or have in the past been, directors or officers of any other reporting issuer in the United States except for Tim Daniels who has been the president and a director of Erin Ventures Inc (Symbol ERVFF) since July 2001.

Neither the Company nor any of its officers, directors or controlling shareholders has (i) been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority, (ii) entered into a settlement agreement with a Canadian securities regulatory authority, or (iii) been subject to any other penalties or sanctions imposed by a court or regulatory authority that would likely be considered important to a reasonable investor making an investment decision.

B.             Executive Compensation

There are presently five Executive Officers of the Company namely, Tim Daniels (President), Lance Landiak (Vice-President of Business Development), Mike Knutsen (Vice-President of Research and Development), Duane Miller (Vice-President of Operations) and Blake Fallis, Vice-President of Corporate Development). “Executive Officer” means the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Company or a subsidiary who performs a policy-making function for the Company whether or not that person is also a director of the Company or the subsidiary, and the chairman and any vice-chairman of the board of directors of the Company if that person performs the functions of that office on a full-time basis.

Set out below is a summary of compensation paid during the Company’s three most recently completed financial years to the Company’s Executive Officers:

Summary Compensation Table
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)
Tim Daniels President and Chief Financial Officer	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Lance Landiak Vice-President of Business Development	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil 10,050(1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Mike Knutsen Vice-President of Research and Development	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil 10,050(1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Duane Miller Vice-President of Operations	2003 2002 2001	61,236 37,500 Nil	Nil Nil Nil	Nil 37,500(1) 51,706(1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Blake Fallis Vice-President of Corporate Development	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)    Payment for website development.

There were no Executive Officers, or directors or other officers of the Company, who served during the financial years noted in the above table, whose salaries exceeded US$100,000 per year.

Options and Stock Appreciation Rights (SARs)

No options or SARS have been granted to Directors, Officers or employees of the Company. The board of Directors of the Company have not adopted a stock option plan but may do so in the future. The terms of any such plan have not been determined.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.

None of the Company’s directors have received any manner of compensation for services provided in their capacity as directors during the Company’s most recently completed financial year.

Long Term Incentive Plan (LTIP) Awards

The Company does not have LTIP awards pursuant to which cash or non-cash compensation is intended to serve as an incentive for performance whereby performance is measured by reference to financial performance or the price of the Company’s securities, was paid or distributed.

Defined Benefit or Actuarial Plan Disclosure

The Company has no defined benefit or actuarial plans.

C.             Board Practices

The board of Directors of the Company is currently comprised of Tim Daniels, Bruce Urquhart and Lance Landiak. Each Director of the Company is elected annually and holds office until the next Annual General Meeting of Shareholders unless that person ceases to be a Director before that date. The board of Directors currently has one committee; the Audit Committee. The Audit Committee is comprised of Messrs. Daniels, Urquhart and Landiak. This Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The Audit Committee is also responsible for reviewing quarterly financial statements and the annual financial statements.

D.             Employees

As of December 6, 2004 the Company has five full-time employees including one in sales and marketing, one in research and development, one in financing and corporate affairs, one in operations, and one in management.

E.             Share Ownership

The following table lists as of December 6, 2004, the share ownership of all of the Company’s Directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares issued and outstanding being, common shares, with no par value, and all of the common shares have the same voting rights. The Company has no incentive stock options outstanding. None of the persons named in the following table hold any warrants to purchase shares of the Company.

Name and Position	Number of Shares Held	Percentage of Shares Held (%)(1)
Tim Daniels President, Director and Chief Financial Officer	500,000	2.9
Lance Landiak Director and Vice-President of Business Development	1,100,000	6.4
Mike Knutsen Vice-President of Research and Development	1,100,000	6.4
Bruce Urquhart Director	Nil	N/A
Blake Fallis Vice-President of Corporate Development	1,462,000	8.5
Duane Miller Project Manager	176,188	1.0

(1) The percentage ownership is based on 17,165,244 shares outstanding as of December 6, 2004.

Item 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.             Major Shareholders

The Company is a privately owned Canadian company, the shares of which are owned by Canadian residents, US residents and residents of other countries. As of December 6, 2004, the following parties have ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company:

Name	Number of Common Shares Held	Percentage of Common Shares Held
Lance Landiak	1,100,000	6.4%
Mike Knutsen	1,100,000	6.4%
Jason Stevenson	1,128,285	6.6%
Blake Fallis	1,462,000	8.5%
Richard Kearl	1,000,000	5.8%
Sausalito Enterprises Ltd.	990,000	5.8%

As of December 6, 2004 the Company had 119 shareholders of record of which 3,755,207 shares were held by non residents of Canada.

Other than as disclosed above the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements the operation of which may at a future date result in a change in control of the Company.

B.             Related Party Transactions

During the year ended December 31, 2003, the Company paid: management fees of $Nil (2002 - $Nil) (2001 - $35,245) (2000 - $78,372) to one director of the Company and $Nil (2002 - $75,000) (2001 - $134,187) (2000 - $65,500) in web design fees to directors and officers of the Company. The Company also paid wages and benefits of $141,236 (2002 - $75,000) (2001 - $Nil) (2000 - $Nil) to two officers of the Company.

At December 31, 2003, accounts payable included $219,509 (2002 - $158,155) (2001 - $36,769) payable to three directors for unpaid salaries and advances.

At December 31, 2003, loans payable included $115,000 (2002 - $63,000) (2001 - $50,739) payable to three directors and a company with a common director.

C.             Interests of Experts and Counsel

Not applicable.

Item 8.             FINANCIAL INFORMATION

A.             Consolidated Statement and Other Financial Information

See Item 17 for Audited Consolidated Financial Statements of the Company for the years ended December 31, 2003 and 2002 and Unaudited Interim Consolidated Financial Statements of the Company for the nine months ended September 30, 2004.

Legal proceedings

In 2002 the Company failed to make the required monthly lease payments pertaining to obligations under capital leases for computer equipment totalling $621,548, software and related warranties and support services. In

April 2002, the lessor of the equipment filed a claim against the Company in the amount of $839,321 for rental arrears and future rent. In June 2002, the computer equipment and software under the capital leases were repossessed by the lessor and support services were terminated with a balance owing of $424,607.

Other than the above the Company knows of no pending legal or arbitration proceedings including those relating to bankruptcy, governmental receivership or similar proceeding and those involving any third party against it, nor is the Company involved as a plaintiff in any material pending litigation.

The Company knows of no pending proceedings to which any director, member of senior management, or affiliate is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

To the best of the Management’s knowledge, the Company has not since the date of its incorporation, declared or paid any dividends, nor does it intend to declare any dividend for the foreseeable future.

B.             Significant Changes

Since the date of the audited financial statements for the period ending December 31, 2003 there have been no significant changes except for the following:

•	383,327 shares were issued, upon exercise of share purchase warrants, at $0.15 per share for cash proceeds of $57,499;

•	82,676 shares were issued at $0.15 per share in payment of commissions of $12,401;

•
864,332 shares and 864,332 share purchase warrants were issued at $0.15 per unit for cash proceeds of $129,650, pursuant to a private placement. The warrants issued as part of the units expired unexercised October 20, 2004;

•
260,000 shares and 260,000 share purchase warrants were issued at $0.10 per unit for cash proceeds of $26,000, pursuant to a private placement. The warrants are exercisable at $0.25 per share until  November 20, 2004. The warrants were subsequently repriced at $0.15 for a limited time. The unexercised warrants of 96,676 were extended until November 20, 2005 at $0.25;

•
372,076 shares and 372,076 share purchase warrants were issued at $0.10 per unit for cash proceeds of $37,207, pursuant to a private placement. The warrants are exercisable at $0.25 per share until February  20, 2005;

•
100,000 shares and 100,000 share purchase warrants were issued at $0.15 per unit for cash proceeds of $15,000, pursuant to a private placement. The warrants are exercisable at $0.50 per share until May 1,  2005;

•
1,000,000 shares and 1,000,000 share purchase warrants were issued at $0.15 per unit for cash proceeds of $150,000, pursuant to a private placement. The warrants are exercisable at $0.22 per share until May 17, 2006;

•
66,666 shares and 66,666 share purchase warrants were issued at $0.15 per unit for cash proceeds of $9,999, pursuant to a private placement. The warrants are exercisable at $0.30 per share until  November 15, 2005;

•	On September 1, 2004, the Company moved its operations from a 4,671 sq. ft. location with a $7,990 per month rental fee, to a smaller 1,800 sq. ft. location at a rental fee of $2,250 per month.

Item 9.             THE OFFER AND LISTING

A.             Offer and Listing Details

Not applicable.

B.             Plan of Distribution

Not applicable.

C.             Markets

The common shares of the Company are not listed on any stock exchange although it is the intention of management of the Company to seek a quotation of the Company’s common shares on the NASD's Over the Counter Bulletin Board. There will continue to be no market for the Company's common stock in the United States until the Company's common stock is quoted on the NASD's Over the Counter Bulletin Board. No assurance can be given that a market for the Company's common stock will be quoted on the NASD's Over the Counter Bulletin Board.

It is likely that shares of the Company's common stock, assuming a market were to develop in the United States, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's common stock and the ability of shareholders to sell their securities in the secondary market in the United States.

Moreover, the Company shares may only be sold or transferred by the Company shareholders in those jurisdictions in the United States in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

Pacific Corporate Trust Company, located in Vancouver, BC, Canada, will be the registrar and transfer agent for the Company’s common shares.

D.             Selling Shareholders

Not applicable.

E.             Dilution

Not applicable.

F.             Expenses of the Issue

Not applicable.

Item 10.            ADDITIONAL INFORMATION

A.             Share Capital

Common Shares

The Company is authorized to issue an unlimited number of common shares without nominal or par value of which 17,165,244 are issued and outstanding as at December 6, 2004, as fully paid and non-assessable. There are 1,635,418 common shares reserved for issuance pursuant to outstanding share purchase warrants.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares. The preferred shares may be issued from time to time in one or more series, each series consisting of a number of preferred shares as determined by the board of directors of the Company, up to the maximum authorized number, who also may fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of preferred shares. The preferred shares carry no voting rights. No preferred shares have been issued to date.

The following table reconciles the number of shares of common stock issued and outstanding during the three years ended December 31, 2001, 2002 and 2003, and the period ending December 6, 2004:

Shared Issued	Number	Amount (Cdn$)
Balance at December 31, 2000	9,796,189	1,605,248
- pursuant to a private placement at $0.35	370,928	129,825
- pursuant to a private placement at $0.50	56,500	28,250
- pursuant to sale of special warrants at $0.50	247,000	123,500
- pursuant to exercise of share purchase warrants at $0.50	58,800	29,400
- for services rendered at deemed $0.25	74,328	18,582
- pursuant to debt settlement agreements at $0.25	69,644	17,411
- pursuant to debt settlement agreements at $0.50	10,453	5,227
Balance at December 31, 2001	10,683,842	1,957,443
- pursuant to a private placement at $0.10	1,000,000	100,000
- pursuant to a private placement at $0.15	63,333	9,500
- pursuant to exercise of share purchase warrants at $0.15	240,500	36,075
- pursuant to exercise of share purchase warrants at $0.35	730,511	255,678
- (less issue costs)		(25,407)
Balance at December 31, 2002	12,718,186	2,333,289
- pursuant to a private placement at $0.10	670,000	67,000
- pursuant to a private placement at $0.15	510,767	76,615
- (less issue costs)		(10,726)
- pursuant to special warrants at $0.15	5,000	750
- pursuant to special warrants at $0.35	132,214	46,275
- (less issue costs)		(5,645)
Balance at December 31, 2003	14,036,167	2,507,558
- for commissions at a deemed $0.15	82,676	12,401
- pursuant to a private placement at $0.15	964,332	144,650
- pursuant to a private placement at $0.10	260,000	26,000
- pursuant to exercise of share purchase warrants at $0.15	120,000	18,000
(less issue costs)		(16,823)
- pursuant to a private placement at $0.10	372,076	37,207
- pursuant to a warrant issue at $0.15	263,327	39,499
- pursuant to a private placement at $0.15	1,000,000	150,000
- pursuant to a private placement at $0.15	66,666	10,000
- (less issue costs)		(16,569)
Balance at December 6, 2004	17,165,244	2,911,923

Options

The Company has no stock options outstanding.

Share Purchase Warrants

As at December 6, 2004, the Company had the following share purchase warrants outstanding:

Number of Warrants Outstanding	Potential Number of Shares to be Issued	Exercisable Until	Exercise Price Per Share
372,076	372,076	2/20/05	$0.25
100,000	100,000	5/1/05	$0.50
66,666	66,666	11/15/05	$0.30
96,676	96,676	11/20/05	$0.25
1,000,000	1,000,000	5/17/06	$0.22

B.             Memorandum and Articles of Incorporation

(1)	The Company’s objects and purposes as set forth in the Company’s Memorandum and Articles:

The Company’s Memorandum and Articles are silent as to the Company’s objects and purposes.

(2)	Matters relating to Directors of the Company:

(i) Director's power to vote on a proposal, arrangement or contract in which the director is materially interested:

Article 13.6 of the Company Articles states: “A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, whether directly or indirectly, a duty or interest might be created in conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transactions or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Business Corporations Act (Alberta) (the “Company Act”). A Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. The foregoing shall not apply to:

(a)
any such contract or transaction relating to a loan to the Company, which a Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

(b) any contract or transaction made or to be made with, or for the benefit of a holding corporation or a subsidiary corporation of which a Director is a director;

(c)
any contract by a Director to subscribe for or underwrite shares, debentures or debt obligations to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a Director is, directly or indirectly, interested if all the other Directors are also, directly or indirectly interested in the contract, arrangements or transactions; or

(d) determining the remuneration of the directors.

Subject to the Company Act the foregoing prohibitions and exceptions thereto may from time to time be suspended or amended to any extent by ordinary resolution, either generally or in respect of any particular contract, arrangement or transaction or for any particular period.”

(ii) Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

Part 13.3 of the Company’s Articles provides that: "The remuneration of the Directors as such may from time to time be determined by the members, unless by ordinary resolution the Directors are authorized to determine their remuneration. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director. The Directors shall be repaid such reasonable expenses as they may incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specifically occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The Directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Company or to his spouse or dependents and may make contributions to any find and pay premiums for the purchase or provision of any such gratuity, pension or allowance.”

	(iii)	Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

Part 9.1 of the Company’s Articles provides that: “The Directors may from time to time at their discretion authorize the Company to borrow any sum of money for the purposes of the Company and may raise or secure the repayment of that sum in such manner and upon such terms and conditions, in all respects, as they think fit, and in particular, and without limiting the generality of the foregoing and by the issue of bonds or debentures, on any mortgage or charge, whether specific or floating, or other security on the undertaking or the whole or any part of the property of the Company, both present and future”.

	(iv)	Other than as referred to in item (a) above, the Company’s Articles are silent with regard to the retirement or non-retirement of directors under an age limit requirement.

	(v)	Number of shares, if any, required for qualification:

Part 13.4 of the Company’s Articles states that: "No Director shall be required to hold a share in the authorized capital of the Company as qualification for his office.”

(3)	Rights, preferences and restrictions attaching to each class of shares:

	(i)	Dividend rights, including time limit after which dividend entitlement lapses.

Pursuant to Part 20 of the Company’s Articles, the Company’s shareholders, subject to the rights, privileges and restrictions attaching to a particular class of shares, have the right to receive dividends if, as and when declared by the Board of Directors. Neither the Company Act nor the Company’s Articles provides for lapses in dividend entitlement.

	(ii)	Voting rights; staggered re-election intervals; cumulative voting.

Each of the Company’s Common Shares entitles the holder to one vote at any annual or special meeting of shareholders. The Company’s Articles provide for election of directors on a rotation basis. The Company’s shareholders do not have cumulative voting.

	(iii)	Rights to share in surplus in event of liquidation

In the event of the Company’s liquidation, dissolution or winding-up or other distribution of the Company’s assets, the holders of Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company’s liabilities have been paid out.

(iv) Other

Holders of the Company’s Common Shares do not have rights to share in the profits of the Company. There are no redemption or sinking fund provisions with respect to the Company’s Common Shares. Common shareholders have no liability as to further capital calls by the Company. There are no provisions discriminating against any existing or prospective holder of the Company’s Common Shares as a result of such shareholder owning a substantial number of the Company’s Common Shares. Holders of the Company’s Common Shares do not have pre- emptive rights.

(4)	Actions necessary to change the rights of holders of the Company's stock:

In order to change the rights of holders of a class of the Company's stock, a vote of at least three- quarters of the issued and outstanding shares of that class is required.

(5)	Conditions governing manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission:

(i) Annual Meeting

Part 10.1 of the Company’s Articles states that: "Subject to Article 10. 2 and to the Company Act the first annual general meeting shall be held within 15 months from the date of incorporation and thereafter an annual general meeting shall be held once in every calendar year at such time, not being more than 13 months after the holding of the last preceding annual general meeting and place as the Directors shall appoint.”

(ii) Special Meetings

Part 10.4 of the Company’s Articles states that: "The Directors may, whenever they think fit, convene an extraordinary general meeting. An extraordinary general meeting may also be convened if requisitioned in accordance with the Company Act, by the Directors or, if not convened by the Directors, by the requisitionists as provided in the Company Act."

Part 10.6 of the Company’s Articles provides that: "Not less than 21 days notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice thereof has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive such notice from the Company. But the accidental omission to give notice of any meeting to, or the non-receipt of any such notice by, any of such persons shall not invalidate any proceedings at that meeting."

(6)	Limitations on rights to own securities of the Company:

The Investment Canada Act (the "ICA"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the ICA. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of Cdn$5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than Cdn.$50,000,000 or with assets of between Cdn.$5,000,000 and Cdn.$50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new business in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the ICA. "WTO investor" generally means:

(i)	an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member;

(ii)	governments of WTO members; and

(iii)	entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 1999 WTO Review Threshold was $184,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then Cdn.$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the ICA apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of Cdn.$184,000,000 (in 1999) for a WTO investor or threshold of Cdn.$5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investor is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are:

(i)
the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(ii)	the effect of the investment on exports from Canada;

(iii)	the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

(iv)	the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

(v)	the effect of the investment on competition within any industry or industries in Canada;

(vi)	the compatibility of the investment with national industrial, economical and cultural policies;

(vii)
the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

(viii)	the contribution of the investment to Canada's ability to compete in world markets.

To ensure prompt review, the ICA sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any other further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquiror that he is now satisfied that the investment is likely to be of net benefit to Canada or that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The ICA provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of BC or in any constituent documents of the Company on the right of non-Canadians to hold or vote the common shares of the Company.

(7)
Provisions of Company's articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company:

There are no limitations in the Company’s Memorandum or Articles.

(8)	Conditions imposed by the Company’s Memorandum and Articles that are more stringent than required by law.

None

C.             Material Contracts

Not applicable.

D.             Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See “Taxation” below.

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Common Shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain “non-Canadian” individuals, governments, corporations or other entities who wish to acquire a “Canadian business” (as defined in the Investment Canada Act), or establish a “new Canadian business” (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as “Investment Canada”. The Investment Canada Act requires that certain acquisitions of control by a Canadian business by a “non-Canadian” must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment

Canada Act. Only acquisitions of control rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition which has been completed, the acquired Canadian business would be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, an injunction or a court order directing disposition of assets or shares.

E.             Taxation

Material Canadian Federal Income Tax Consequences

Management of the Company considers that the following discussion describes the material Canadian federal income tax consequences applicable to a holder of Common Stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of Common Stock of the Company in connection with carrying on a business in Canada (a "nonresident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

Dividends

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada-US Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange. For purposes of the ITA, the Company is listed on a prescribed stock exchange. Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

(a)	the non-resident holder;
(b)	persons with whom the non-resident holder did not deal at arm's length; or
(c)	the non-resident holder and persons with whom the non-resident holder did not deal with at arms length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-US Income Tax Convention (1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

Material United States Federal Income Tax Considerations

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a US Holder (as defined below) of the Company's common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non resident alien individuals or foreign corporations, or shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of the Company's Common Stock are advised to consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of Common Stock of the Company.

US Holders

As used herein, a "US Holder" is defined as (i) citizens or residents of the US, or any state thereof, (ii) a corporation or other entity created or organized under the laws of the US, or any political subdivision thereof, (iii) an estate the income of which is subject to US federal income tax regardless of source or that is otherwise subject to US federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a US court and which has one or more US fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Shares of Common Stock

Subject to the passive foreign investment company rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits (“E&P”), as calculated for US federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder's United States federal income tax liability or, alternatively, may be deducted in computing the US Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.)

Under the tax law recently enacted in the United States, dividends received by individuals in their tax years beginning on January 1, 2003 from “qualified foreign corporations” are taxed at the rate of 5% (zero, in 2008) or 15%, depending upon the particular taxpayer’s US federal income tax bracket. This law sunsets after December 31, 2008, at which time dividends will be taxed at the ordinary income tax rates of up to 35%. A foreign corporation is a “qualified foreign corporation” with respect to its stock that is traded on an established securities market in the United States, provided that the foreign corporation is not a “foreign personal holding company,” a “foreign investment company” or a “passive foreign investment company,” as defined under the U.S federal income tax law.

To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our common shares. Preferential tax rates for long-term capital gains are applicable to a US Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains or a US Holder which is a corporation.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common stock may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year.

Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the US Holder's United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular US Holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the US federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each US Holder's income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock are advised to consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of Common Stock

A US Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between :

(a)	the amount of cash plus the fair market value of any property received; and
(b)	the shareholder's tax basis in the common stock.

This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the US Holder, and such gain or loss will be long-term capital gain or loss if the US Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For US Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

The Company has not determined whether it meets the definition of a "passive foreign investment company" (a "PFIC"). It is unlikely that the Company meets the definition of a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation" (a "CFC") under current US law.

If more than 50% of the voting power or value of the Company were owned (actually or constructively) by US Holders who each owned (actually or constructively) 10% or more of the voting power of the Company's common shares ("10% Shareholders"), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company's common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company's income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each US Holder (regardless of the amount of the Company's Common Shares owned by such US Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specific types.

If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, "passive" income or if 50% or more of the average value of the Company's assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such "passive" income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC. Please note that the application of the PFIC provisions of the Code to mining companies is somewhat unclear.

If the Company were to be a PFIC, then a US Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include gain on the sale of stock) unless such US Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

Information Reporting and Backup Withholding

US information reporting requirements may apply with respect to the payment of dividends to US Holders of the Company's shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

F.             Dividends and Paying Agents

Not applicable.

G.             Statement by Experts

The financial statements for the last three fiscal years of the Company included in this Form 20-F have been audited by Amisano Hanson, Chartered Accountants, of Suite 604, 750 West Pender Street Vancouver, BC V6C 2T7 as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing and their consent and authorization.

H.             Documents on Display

The documents concerning the Company which are referred to in this Form 20-F are either annexed hereto as exhibits (See Item 19) or may be inspected at the principal offices of the Company.

I.             Subsidiary Information

Not applicable.

Item 11.            QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.             Qualitative Information about Market Risk

Currency Exchange Rate Sensitivity

The results of the Company’s operations are subject to currency transnational risk and currency transaction risk. Regarding currency transnational risk, the operating results and financial position of the Company and Company’s subsidiaries are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will therefore have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

In regards to transaction risk, the Company’s functional currency is the Canadian dollar and its activities are predominantly executed using the Canadian dollar. The Company incurs a relatively small portion of its expenses in US dollars. The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

The Company currently has no short term or long term debt requiring interest payments. As a result, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

PART II

Item 12.            DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Item 13.            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.            MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.            CONTROLS AND PROCEDURES

Not applicable.

Item 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

Item 16B.          CODE OF ETHICS

Not applicable.

Item 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

Item 16D.          EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEE

Not applicable.

Item 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUR AND AFFILIATED PURCHASERS

Not applicable.

PART III

Item 17.            FINANCIAL STATEMENTS

The financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to US GAAP is included therein.

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Form 20-F.

Index to Financial Statements

Audited Financial Statements of the Company

Independent Auditor's Report

Consolidated Balance Sheets as at December 31, 2003, and December 31, 2002

Consolidated Statements of Operations and Deficit for the years ended December 31, 2003, December 31, 2002 and December 31, 2001 and for the period from April 3, 1997 (Date of Incorporation) to December 31, 2003

Consolidated Statements of Cash Flows for the years ended December 31, 2001, December 31, 2002 and December 31, 2003 and for the period from April 3, 1997 (Date of Incorporation) to December 31, 2003

Consolidated Statement of Shareholders’ Equity (Deficiency) from April 3, 1997 (Date of Incorporation) to December 31, 2003

Notes to Consolidated Financial Statements

Unaudited Financial Statements of the Company for the nine month period ended September 30, 2004.

Interim Consolidated Balance Sheets as at September 30, 2004, June 30, 2004 and March 31, 2004

Interim Consolidated Statements of Operations and Deficit for the nine months ended September 30, 2004 and 2003

Interim Consolidated Statement of Cash Flows for the nine months ended September 30, 2004 and 2003

Consolidated Statement of Shareholders’ Equity (Deficiency) for the period from April 3, 1997 (Date of Incorporation) to September 30, 2004

Notes to Interim Consolidated Financial Statements

Item 18.            FINANCIAL STATEMENTS

The Company has elected to report under Item 17.

Item 19.            EXHIBITS

Copies of the following documents are filed with this Form 20-F as exhibits:

Index of Exhibits

1.1	Articles of Incorporation and Certificate of Change of Name

15.1	Consent of auditors

15.2	Form of Music Partner License Agreement

15.3	Form of Music Library License Agreement

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DITTYBASE TECHNOLOGIES INC.

Dated: December 15, 2004	By:	/s/ Tim Daniels

Tim Daniels
President, Chief Financial Officer, Director

DITTYBASE TECHNOLOGIES INC.

(A Development Stage Company)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(Stated in Canadian Dollars)

TERRY AMISANO LTD.	AMISANO HANSON
KEVIN HANSON, CA	CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Directors,
Dittybase Technologies Inc.
(A Development Stage Company)

We have audited the consolidated balance sheets of Dittybase Technologies Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit, shareholders’ equity (deficiency) and cash flows for each of the years in the three year period ended December 31, 2003, and for the period April 3, 1997 (Date of Incorporation) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 and for the period April 3, 1997 (Date of Incorporation) to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“AMISANO HANSON”
August 9, 2004, except for Note 6 c) which is as of	Chartered Accountants
October 20, 2004

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company has a working capital deficiency, substantial losses from operations and is in the process of developing its website operations which raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the directors dated August 9, 2004 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	“AMISANO HANSON”
August 9, 2004, except for Note 6 c) which is as of	Chartered Accountants
October 20, 2004

750 WEST PENDER STREET, SUITE 604	TELEPHONE: 604-689-0188
VANCOUVER CANADA	FACSIMILE: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002
(Stated in Canadian Dollars)

	2003	2002

ASSETS
Current
Cash	$3,690	$1,178
GST receivable	21,502	11,004
Marketable securities	75	75
Prepaid expenses	6,389	6,348

	31,656	18,605
Capital assets – Notes 3, 5, 7 and 8	41,201	207,390

	$72,857	$225,995

LIABILITIES
Current
Accounts payable and accrued liabilities – Note 5 and 7	$974,912	$859,909
Loans payable – Notes 4 and 7	373,864	315,825

	1,348,776	1,175,734

SHAREHOLDERS’ DEFICIENCY
Share capital – Notes 6 and 11	2,507,558	2,333,289
Share subscriptions – Notes 6 and 11	11,160	15,000
Special warrant subscriptions	-	41,380
Deficit accumulated during the development stage	(3,794,637)	(3,339,408)

	(1,275,919)	(949,739)

	$72,857	$225,995

Nature and Continuance of Operations – Note 1
Commitments – Notes 5, 6 and 10
Subsequent Events – Notes 6 and 11

APPROVED BY THE DIRECTORS:

“Tim Daniels”	Director	“Lance Landiuk”	Director

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
for the years ended December 31, 2003, 2002 and 2001,
and for the period from April 3, 1997 (Date of Incorporation) to December 31, 2003
(Stated in Canadian Dollars)

				April 3, 1997
				(Date of
				Incorporation)-
				To
	Years ended December 31,			December 31,
	2003	2002	2001	2003
Expenses
Accounting and legal fees	$18,926	$30,342	$84,553	$260,113
Advertising and promotion	-	-	2,408	41,742
Amortization – capital assets	165,542	480,587	589,836	1,610,041
– deferred charges	-	5,324	2,680	8,004
Financial consulting fees	-	-	-	157,162
Foreign exchange loss (gain)	(6,189)	2,079	-	(4,110)
Interest and bank charges	11,167	49,868	26,944	106,898
Interest on capital lease	-	-	16,550	16,550
Management fees – Note 7	-	-	35,245	158,325
Moving expenses	-	-	-	27,247
Office and miscellaneous	24,198	38,486	31,494	172,895
Rent	87,252	79,537	80,620	343,025
Telephone and internet	8,033	63,279	120,015	243,102
Travel	-	-	2,276	73,289
Utilities	1,947	3,413	4,237	15,850
Wages and benefits – Note 7	167,875	73,320	55,010	404,610

Loss before other items	(478,751)	(826,235)	(1,051,868)	(3,634,743)
Other items:
Other income	23,522	17,456	-	66,328
Write-down of capital assets	-	-	(15,126)	(15,126)
Write-off of accounts payable	-	17,189	-	17,189
Loss on termination of capital lease	-	(228,285)	-	(228,285)

Net loss for the period	(455,229)	(1,019,875)	(1,066,994)	(3,794,637)

Deficit, beginning of the period	(3,339,408)	(2,319,533)	(1,252,539)	-

Deficit, end of the period	$(3,794,637)	$(3,339,408)	$(2,319,533)	$(3,794,637)

Basic and diluted loss per share	$(0.03)	$(0.09)	$(0.10)

Weighted average number of
shares outstanding	13,171,936	11,294,297	10,375,648

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2003, 2002 and 2001,
and for the period from April 3, 1997 (Date of Incorporation) to December 31, 2003
(Stated in Canadian Dollars)

				April 3, 1997
				(Date of
				Incorporation)
				To
	Years ended December 31,			December 31,
	2003	2002	2001	2003
Operating Activities
Net loss for the period	$(455,229)	$(1,019,875)	$(1,066,994)	$(3,794,637)
Adjustments to reconcile net loss used in
operations:
Amortization – capital assets	165,542	480,587	589,836	1,610,041
– deferred charges	-	5,324	2,680	8,004
Write-down of capital assets	-	-	15,126	15,126
Loss on write-down of marketable
securities	-	-	-	150
Write-off of accounts payable	-	(17,189)	-	(17,189)
Loss on termination of capital lease	-	228,285	-	228,285
Changes in non-cash working capital
balances related to operations:
GST receivable	(10,498)	(3,505)	30,583	(21,502)
Advances receivable	-	-	15,000	-
Prepaid expenses	(41)	4,706	(4,706)	(6,389)
Accounts payables and accrued liabilities	118,681	126,874	332,183	680,964
	(181,545)	(194,793)	(86,292)	(1,297,147)

Investing Activities
Acquisition of marketable securities	-	-	-	(225)
Increase in deferred charges	-	-	(37,817)	(37,817)
Acquisition of capital assets	(553)	(75,000)	(445,830)	(1,481,768)
Proceeds from disposal of capital assets	1,200	-	-	1,200

	647	(75,000)	(483,647)	(1,518,610)

Financing Activities
Increase in loans payable	58,039	20,460	203,907	373,864
Decrease in obligation under capital lease	(3,678)	-	-	(3,678)
Proceeds from issuance of common shares	117,889	192,999	152,900	2,198,874
Increase in share subscriptions	11,160	15,000	-	26,160
Increase in special warrant
subscriptions	-	750	223,477	224,227

	183,410	229,209	580,284	2,819,447

.../Cont’d.

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2003, 2002 and 2001,
and for the period from April 3, 1997 (Date of Incorporation) to December 31, 2003
(Stated in Canadian Dollars)

				April 3, 1997
				(Date of
				Incorporation)
				to
	Years ended December 31,			December 31,
	2003	2002	2001	2003

Increase (decrease) in cash during
the period	2,512	(40,584)	10,345	3,690

Cash, beginning of the period	1,178	41,762	31,417	-

Cash, end of the period	$3,690	$1,178	$41,762	$3,690

Supplementary disclosure of cash flow
information:
Cash paid for:
Interest	$-	$-	$12,832	$15,251

Income taxes	$-	$-	$-	$-

Non-cash Transactions – Note 8

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period from April 3, 1997 (Date of Incorporation) to December 31, 2003
(Stated in Canadian Dollars)

					Deficit
					Accumulated
				Special	During the
	Common Stock Issued		Share	Warrant	Development
	Shares	Amount	Subscriptions	Subscriptions	Stage	Total
Balance, April 3, 1997	-	$-	$-	$-	$-	$-
Issue of shares for cash – at $1.00	200	200	-	-	-	200
Net loss for the period from April 3,
1997 (Date of Incorporation) to
August 31, 1997	-	-	-	-	(539)	(539)

Balance, August 31, 1997	200	200	-	-	(539)	(339)
Issue of shares for cash – at $1.00	100	100	-	-	-	100
Net income for the year ended
August 31, 1998	-	-	-	-	366	366

Balance, August 31, 1998	300	300	-	-	(173)	127
Acquisition of Dittybase Inc.	(300)	-	-	-	-	-
– exchange of common shares	3,300,000	-	-	-	-	-
– outstanding common shares of
the Company prior to acquisition	1,000	10	-	-	-	10
Cancellation of common shares	(1,000)	-	-	-	-	-
Share subscriptions	-	-	363,077	-	-	363,077
Net loss for the year ended
August 31, 1999	-	-	-	-	(337,944)	(337,944)

Balance, August 31, 1999	3,300,000	310	363,077	-	(338,117)	25,270
Share subscriptions	-	-	121,026	-	-	121,026
Net loss for the four months ended
December 31, 1999	-	-	-	-	(112,648)	(112,648)

Balance, December 31, 1999	3,300,000	310	484,103	-	(450,765)	33,648

.../Cont’d.

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period from April 3, 1997 (Date of Incorporation) to December 31, 2003
(Stated in Canadian Dollars)

					Deficit
					Accumulated
				Special	During the
	Common Stock Issued		Share	Warrant	Development
	Shares	Amount	Subscriptions	Subscriptions	Stage	Total

Issue of shares for cash pursuant to
private placements
– at $0.0001	200,000	20	-	-	-	20
– at $0.10	2,452,000	245,200	-	-	-	245,200
– at $0.35	3,373,354	1,180,674	(484,103)	-	-	696,571
– at $0.50	14,000	7,000	-	-	-	7,000
– at $0.75	376,157	282,118	-	-	-	282,118
Issue costs – finders fee	-	(138,311)	-	-	-	(138,311)
Issue of shares pursuant to debt
settlement agreement – at $0.35	80,678	28,237	-	-	-	28,237
Share subscriptions	-	-	158,075	-	-	158,075
Net loss for the year ended
December 31, 2000	-	-	-	-	(801,774)	(801,774)

Balance, December 31, 2000	9,796,189	1,605,248	158,075	-	(1,252,539)	510,784
Issue of shares for cash:
- pursuant to private placement
– at $0.35	370,928	129,825	(129,825)	-	-	-
– at $0.35	56,500	28,250	(28,250)	-	-	-
- pursuant to special warrants
– at $0.50	247,000	123,500	-	-	-	123,500
- pursuant to the exercise of share
purchase warrants – at $0.50	58,800	29,400	-	-	-	29,400
Issue of shares for services
rendered – at $0.25	74,328	18,582	-	-	-	18,582
Issue of shares pursuant to debt
settlement agreements – at $0.25	69,644	17,411	-	-	-	17,411
– at $0.50	10,453	5,227	-	-	-	5,227

.../Cont’d.

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period from April 3, 1997 (Date of Incorporation) to December 31, 2003
(Stated in Canadian Dollars)

					Deficit
					Accumulated
				Special	During the
	Common Stock Issued		Share	Warrant	Development
	Shares	Amount	Subscriptions	Subscriptions	Stage	Total

Special warrant subscriptions	-	-	-	254,529	-	254,529
Issue costs	-	-	-	(31,052)	-	(31,052)
Net loss for the year ended
December 31, 2001	-	-	-	-	(1,066,994)	(1,066,994)

Balance, December, 31, 2001	10,683,842	1,957,443	-	223,477	(2,319,533)	(138,613)
Issue of shares for cash pursuant
to
private placements – at $0.10	1,000,000	100,000	-	-	-	100,000
– at $0.15	63,333	9,500	-	-	-	9,500
Pursuant to the exercise of share
purchase warrants – at $0.15	240,500	36,075	-	-	-	36,075
Pursuant to special warrants – at $0.35	730,511	255,678	-	(208,254)	-	47,424
Issue costs	-	(25,407)	-	25,407	-	-
Special warrant subscription	-	-	-	750	-	750
Share subscriptions	-	-	16,500	-	-	16,500
Issue costs	-	-	(1,500)	-	-	(1,500)
Net loss for the year ended
December 31, 2002	-	-	-	-	(1,019,875)	(1,019,875)

Balance, December 31, 2002	12,718,186	2,333,289	15,000	41,380	(3,339,408)	(949,739)

.../cont’d

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period from April 3, 1997 (Date of Incorporation) to December 31, 2003
(Stated in Canadian Dollars)

					Deficit
					Accumulated
				Special	During the
	Common Stock Issued		Share	Warrant	Development
	Shares	Amount	Subscriptions	Subscriptions	Stage	Total
Issue of shares for cash pursuant to
private placements – at $0.10	670,000	67,000	-	-	-	67,000
– at $0.15	510,767	76,615	(16,500)	-	-	60,115
Issue costs pursuant to special warrants	-	(10,726)	1,500	-	-	(9,226)
– at $0.15	5,000	750	-	(750)	-	-
– at $0.35	132,214	46,275	-	(46,275)	-	-
Issue costs	-	(5,645)	-	5,645	-	-
Share subscription	-	-	12,000	-	-	12,000
Issue costs	-	-	(840)	-	-	(840)
Net loss for the year ended
December 31, 2003	-	-	-	-	(455,229)	(455,229)

Balance, December 31, 2003	14,036,167	$2,507,558	$11,160	$-	$(3,794,637)	$(1,275,919)

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002
(Stated in Canadian Dollars)

Note 1	Nature and Continuance of Operations

The Company is a development stage company and is developing Internet web site operations to license music online and multimedia management systems for multimedia and broadcast corporations.

These consolidated financial statements have been prepared on a going concern basis. At December 31, 2003 the Company has a working capital deficiency of $1,317,120, has yet to achieve profitable operations and has accumulated a deficit of $3,794,637 since incorporation. Its ability to continue as a going concern is dependant upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations as they become due. The outcome of these matters cannot be predicted with any certainty at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

The Company was incorporated under the laws of the Province of Alberta and was registered as an extra-provincial company under the laws of the Province of British Columbia.

Note 2	Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada (“GAAP”) and are stated in Canadian dollars. These financial statements conform in all material respects with GAAP in the United States of America except as disclosed in Note 12 to the financial statements. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)	Principles of Consolidation

These consolidated financial statements include the accounts of Dittybase Technologies Inc. and its wholly owned subsidiaries Dittybase Inc. (“Dittybase”), a company incorporated in the Province of Alberta and Dittybase America Inc., a company incorporated in the State of Delaware. All significant inter-company transactions and balances have been eliminated.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002
(Stated in Canadian Dollars) – Page 2

Note 2	Significant Accounting Policies – (cont’d)

	b)	Capital Assets

Capital assets are recorded at cost. The Company provides for amortization using the following methods at the following annual rates:

Furniture and equipment	20 % declining balance
Leasehold improvements	5 years straight-line
Website costs	100% straight-line
Computer equipment	30 % declining balance

Included in website costs is the cost of internal-use software, including software used to develop and operate the Company’s website. The Company expenses all costs related to the development of internal-use software other than those incurred during the application development stage. Costs incurred during the application development stage are capitalized.

Additions during the years are amortized at one-half the annual rate.

c)	Foreign Currency Translation

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Non-monetary items are translated at historical exchange rates. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in income when incurred.

d)	Income Taxes

The Company applies the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

e)	Leases

Leases are classified as either capital or operating. Those leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are charged to income as incurred.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002
(Stated in Canadian Dollars) – Page 3

Note 2	Significant Accounting Policies – (cont’d)

	f)	Financial Instruments

The carrying values of cash, accounts payable and accrued liabilities and loans payable approximate fair value because of the short maturity of those instruments. The carrying values of marketable securities and obligations under capital leases also approximate fair value. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

	g)	Basic and Diluted Loss Per Common Share

Basic loss per share (“EPS”) is calculated by dividing loss applicable to common shareholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock. Due to the losses, potentially dilutive securities were excluded from the calculation of diluted EPS, as they were anti-dilutive. Therefore, there was no difference in the calculation of basic and diluted EPS.

	h)	Marketable Securities

Marketable securities are carried at the lower of cost or market value.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002
(Stated in Canadian Dollars) – Page 4

Note 3	Capital Assets – Notes 5, 7 and 8

	2003			2002
		Accumulated
	Cost	Amortization	Net	Net
Furniture and equipment	$18,704	$11,042	$7,662	$10,928
Leasehold improvements	2,847	2,847	-	1,067
Website costs	1,273,161	1,254,411	18,750	174,939
Computer equipment	54,875	40,086	14,789	20,456

	$1,349,587	$1,308,386	$41,201	$207,390

Note 4	Loans Payable – Note 7

Loans payable are unsecured, have no specific terms for repayment and bear interest as follows:

	2003	2002
Non-interest bearing loans	$343,385	$290,829
Loans with interest at 20% per annum	30,479	24,996
	$373,864	$315,825

Note 5

Obligations under Capital Leases

The Company failed to make the required monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in the year ended December 31, 2001. In April 2002, the lessor filed a claim against the Company in the amount of $839,321 for rental arrears and future rent. In June 2002, the computer equipment and software under the capital leases were repossessed by the lessor and the warranties and support services were terminated. The lessor obtained a judgement against the Company in the amount of $428,285 plus costs for the balance of the rental arrears and future rent. The amount of the judgement has been accrued by the Company, and is included in accounts payable.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002
(Stated in Canadian Dollars) – Page 5

Note 6	Share Capital – Note 11

	a)	Authorized

Unlimited common shares without par value
Unlimited preferred shares without par value

	b)	Share Subscriptions

At December 31, 2003, the Company received $12,000 in respect to 120,000 units at $0.10 per unit and paid out $840 in issue costs. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.25 until November 20, 2004. Subsequent to December 31, 2003, the Company issued the common shares and share purchase warrants with respect to this subscription.

	c)	Commitments

Share Purchase Warrants

At December 31, 2003, the Company had 911,600 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

No. of	Exercise	Expiry
Warrants	Price	Date

191,600	$ 0.30	February 14, 2004
285,000	0.30	April 10, 2004
385,000	0.15	June 10, 2004
50,000	0.25	October 20, 2004

911,600

791,600 share purchase warrants expired subsequent to December 31, 2003.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002
(Stated in Canadian Dollars) – Page 6

Note 7	Related Party Transactions

The Company incurred the following costs and expenses with directors of the Company:

				April 3, 1997
				(Date of
				Incorporation)
				to
	Years ended December 31,			December 31,
	2003	2002	2001	2003
Management fees	$-	$-	$35,245	$158,325
Website costs – salaries	-	75,000	134,187	316,777
Wages and benefits	141,236	75,000	-	216,236

	$141,236	$150,000	$169,432	$691,338

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At December 31, 2003, accounts payable includes $219,509 (2002: $158,155) payable to directors of the Company for unpaid salaries and advances.

At December 31, 2003, loans payable includes $115,000 (2002: $63,000) payable to directors of the Company and a company with a common director.

Note 8	Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement as follows:

During the year ended December 31, 2003, the Company:

	–	issued 110,000 common shares at $0.15 per share pursuant to subscriptions received in the prior year of $16,500 less issue costs of $1,500;
	–	issued 132,214 common shares at $0.35 per share and 5,000 common shares at $0.15 per share pursuant to special warrant subscriptions received in the prior year of $47,025 less issue costs of $5,645.

During the year ended December 31, 2002, the Company:

	–	issued 595,010 common shares at $0.35 per share pursuant to special warrant subscriptions received in the prior year of $208,254 less issue costs of $25,407;
	–	returned computer equipment to settle accounts payable totalling $44,103;
	–	returned computer equipment to offset obligations under capital lease totalling $477,510.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002
(Stated in Canadian Dollars) – Page 7

Note 8	Non-cash Transactions – (cont’d)

During the year ended December 31, 2001, the Company:

	–	acquired $677,510 of capital assets by incurring obligations under capital leases.
	–	issued 10,453 common shares at $0.50 per share to settle accounts payable totalling $5,227.
	–	issued 69,644 common shares at $0.25 per share to settle accounts payable totalling $17,411.
	–	issued 74,328 common shares at $0.25 per share for salaries included in website costs totalling $18,582.
	–	issued 427,428 common shares valued at $158,075 in respect to share subscriptions received during the year ended December 31, 2000.

Note 9	Corporate Income Tax Loss Carry-Forwards

At December 31, 2003, the Company has accumulated non-capital losses totalling $2,126,597 which are available to offset taxable income of future years. These losses expire as follows:

2006	$351,042
2007	505,253
2008	460,892
2009	537,665
2010	256,596
2022	11,417
2023	3,732

$2,126,597

The significant components of the Company’s future tax assets are as follows:

	2003	2002
Non-capital losses	$836,077	$734,549
Valuation allowance	(836,077)	(734,549)
	$-	$-

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002
(Stated in Canadian Dollars) – Page 8

Note 10	Commitments – Notes 5, 6 and 11

The Company has lease commitments for its premises and office equipment which require minimum payments totalling $133,342 payable as follows:

Year ended December 31,	2004	$48,956
	2005	18,083
	2006	18,083
	2007	18,083
	2008	18,083
	2009	12,054

		$133,342

Note 11	Subsequent Events – Note 6

Subsequent to December 31, 2003, the Company:

a)	issued 120,000 common shares at $0.15 per share for cash proceeds of $18,000 pursuant to the exercise of share purchase warrants outstanding at December 31, 2003;

b)	issued 82,675 common shares at $0.15 per share for share commissions of $12,401;

c)
issued 864,332 common shares at $0.15 per share for cash proceeds of $129,650 pursuant to a private placement and issued 864,332 common share purchase warrants. Each common share purchase warrant entitles the holder thereof the right to purchase one common share of the Company at $0.25 per share until October 20, 2004;

d)
issued 260,000 common shares at $0.10 per share for cash proceeds of $26,000, of which $12,000 was subscribed for at December 31, 2003, pursuant to a private placement, and issued 260,000 common share purchase warrants. Each common share purchase warrant entitles the holder thereof the right to purchase one common share of the Company at $0.25 per share until November 20, 2004; and

e)
issued 100,000 common shares at $0.15 per share for cash proceeds of $15,000 pursuant to a private placement and issued 100,000 common share purchase warrants. Each common share purchase warrant entitles the holder thereof the right to purchase one common share of the Company at $0.50 per share until May 1, 2005.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002
(Stated in Canadian Dollars) – Page 9

Note 11	Subsequent Events – Note 6 – (cont’d)

	f)	entered into a lease commitment for its premises which require minimum payments totalling $90,415 payable as follows:

		Amount
Year ended December 31,	2004	$6,028
	2005	18,083
	2006	18,083
	2007	18,083
	2008	18,083
	2009	12,055

		$90,415

Note 12	Differences Between Generally Accepted Accounting Principles in Canada and the United States of America

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

The Company’s accounting principals generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

	a)	Comprehensive Loss

US GAAP requires disclosure of comprehensive loss which, for the Company, is net income (loss) under US GAAP plus the change in cumulative translation adjustment under US GAAP.

The concept of comprehensive loss does not exist under Canadian GAAP.

	b)	New Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002
(Stated in Canadian Dollars) – Page 10

Note 12	Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

	c)	The impact of the above on the financial statements for the fiscal years ended December 31 are as follows:

	2003	2002	2001
Net loss for the year per Canadian
GAAP and comprehensive loss for the
year per US GAAP	$(455,229)	$(1,019,875)	$(1,066,994)
Foreign currency translation adjustment	(6,240)	2,026	-

Net loss for the year under US GAAP	$(461,469)	$(1,017,849)	$(1,066,994)

Basic income (loss) per share:
Canadian GAAP	$(0.03)	$(0.09)	$(0.10)

US GAAP	$(0.03)	$(0.09)	$(0.10)

Had the Company followed US GAAP, the consolidated statement of shareholder’s equity (deficiency) under US GAAP would have been reported as follows:

	2002	2002

Share capital
Common shares	$2,507,558	$2,333,289
Share subscriptions	11,160	15,000
Special warrant subscriptions	-	41,380

	2,518,718	2,389,669

Accumulated deficit
Balance, beginning of year	(3,337,382)	(2,319,533)
Net loss for the year	(461,469)	(1,017,849)

	(3,798,851)	(3,337,382)

Accumulated other comprehensive income	4,214	(2,026)

Shareholders’ deficiency for US GAAP	$(1,275,919)	$(949,739)

DITTYBASE TECHNOLOGIES INC.

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004

(Unaudited – Prepared by management)

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS
September 30, 2004, June 30, 2004 and March 31, 2004
(Unaudited – Prepared by management)

				Audited
	September 30	June 30	March 31	December 31
	2004	2004	2004	2003

ASSETS
Current
Cash	$11,739	$27,113	$70,914	$3,690
GST receivable	29,304	20,456	18,207	21,502
Marketable securities	75	75	75	75

Prepaid expenses	3,160	9,509	6,885	6,389

	44,279	57,152	96,081	31,656

Capital assets – Notes 3, 5, 7 and 8	51,061	50,523	50,177	41,201

	$95,340	$107,676	$146,257	$2,857

LIABILITIES
Current
Accounts payable and accrued liabilities –
Notes 5 and 7	$952,626	$929,150	$939,200	$974,912

Loans payable – Notes 4 and 7	397,709	397,709	407,803	373,864

	1,350,337	1,326,859	1,347,003	1,348,776

SHAREHOLDERS’ DEFICIENCY

Share capital – Notes 6 and 10	2,691,787	2,661,097	2,510,312	2,507,558
Share subscriptions – Note 6 and 10	34,603	44,144	138,394	11,160
Special warrant subscriptions	-	-	-	-
Deficit accumulated during the development stage	(3,981,386)	(3,924,424)	(3,850,031)	(3,794,637)

	(1,254,996)	(1,219,183)	(1,200,746)	(1,275,919)

	$95,340	$107,676	$146,257	$72,857

Nature and Continuance of Operations – Note 1
Commitments – Notes 6, 5 and 10
Subsequent Events – Note 6 and 10

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
for the 9 months ending September 31, 2004 and 2003
(Unaudited – Prepared by management)

	9 months ending September 31,
	2004	2003
Expenses
Accounting and legal fees	$15,103	$12,358
Advertising and promotion	1,291	-
Amortization – capital assets	22,862	124,156
– deferred charges	-	-
Financial consulting fees	-	-
Foreign exchange loss (gain)	764	(6,056)
Interest and bank charges	736	634
Interest on capital lease	-	-
Management fees – Note 7	-	-
Moving expenses	-	-
Office and miscellaneous	22,563	18,324
Rent	62,215	68,692
Telephone and internet	7,204	5,987
Travel	400	-
Utilities	1,558	1,489
Wages and benefits – Note 7	72,213	94,342

Loss before other items	(206,908)	(319,926)
Other items:
Other income	20,159	17,631
Write-down of capital assets	-	-
Write-off of accounts payable	-	-
Loss on termination of capital lease	-	-

Net loss for the period	(186,749)	(302,295)

Deficit, beginning of the period	(3,794,637)	(3,339,408)

Deficit, end of the period	$(3,981,386)	$(3,641,703)

Basic and diluted loss per share	$(0.01)	$(0.02)

Weighted average number of
shares outstanding	15,463,175	12,836,936

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the 9 months ending September 30, 2004 and 2003
(Unaudited – Prepared by management)

	9 months ending September 30,
	2004	2003
Operating Activities
Net loss for the period	$(186,749)	$(302,295)
Adjustments to reconcile net loss used in
operations:
Amortization – capital assets	22,862	124,156
– deferred charges	-	-
Foreign exchange loss (gain)	764	(6,056)
Write-down of capital assets	-	-
Loss on write-down of marketable securities	-	-

Write-off of accounts payable	-	-
Loss on termination of capital lease	-	-
Changes in non-cash working capital
balances related to operations:
GST receivable	(7,802)	(6,933)
Advances receivable	-	-
Prepaid expenses	3,229	(82)
Accounts payables and accrued liabilities	(23,049)	50,064
	(190,745)	(141,146)

Investing Activities
Acquisition of marketable securities	-	-
Increase in deferred charges	-	-
Acquisition of capital assets	(32,722)	647
Proceeds from disposal of capital assets	-	-
	(32,722)	647

Financing Activities
Increase (decrease) in loans payable	23,845	37,583
Decrease in obligation under capital lease	-	(3,678)
Proceeds from issuance of common shares	173,068	83,595
Increase (decrease) in share subscriptions	34,603	33,131
Increase (decrease) in special warrant subscriptions	-	-

	231,516	150,631

.../Cont’d.

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ending September 30, 2004 and 2003
(Unaudited – Prepared by management)

	9 months ended September 30,
	2004	2003

Increase (decrease) in cash during the
period	(8,049)	(10,132)

Cash, beginning of the period	3,690	1,178

Cash, end of the period	$11,739	$11,310

Supplementary disclosure of cash flow
information:
Cash paid for:
Interest	$-	$-

Income taxes	$-	$-

Non-cash Transactions – Note 8

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period from April 3, 1997 (Date of Incorporation) to September 30, 2004
(Unaudited – Prepared by management)

					Deficit
					Accumulated
				Special	During the
	Common Stock Issued		Share	Warrant	Development
	Shares	Amount	Subscriptions	Subscriptions	Stage	Total

Balance, April 3, 1997	-	$-	$-	$-	$-	$-
Issue of shares for cash – at $1.00	200	200	-	-	-	200
Net loss for the period from April 3,
1997 (Date of Incorporation) to
August 31, 1997	-	-	-	-	(539)	(539)

Balance, August 31, 1997	200	200	-	-	(539)	(339)
Issue of shares for cash – at $1.00	100	100	-	-	-	100

Net income for the year ended
August 31, 1998	-	-	-	-	366	366

Balance, August 31, 1998	300	300	-	-	(173)	127
Acquisition of Dittybase Inc.	(300)	-	-	-	-	-
– exchange of common shares	3,300,000	-	-	-	-	-
– outstanding common shares of
the Company prior to	1,000	10	-	-	-	10
acquisition
Cancellation of common shares	(1,000)	-	-	-	-	-
Share subscriptions	-	-	363,077	-	-	363,077
Net loss for the year ended
August 31, 1999	-	-	-	-	(337,944)	(337,944)

Balance, August 31, 1999	3,300,000	310	363,077	-	(338,117)	25,270
Share subscriptions	-	-	121,026	-	-	121,026
Net loss for the four months ended
December 31, 1999	-	-	-	-	(112,648)	(112,648)

Balance, December 31, 1999	3,300,000	310	484,103	-	(450,765)	33,648

.../Cont’d.

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period from April 3, 1997 (Date of Incorporation) to September 30, 2004
(Unaudited – Prepared by management)

					Deficit
					Accumulated
				Special	During the
	Common Stock Issued		Share	Warrant	Development
	Shares	Amount	Subscriptions	Subscriptions	Stage	Total

Issue of shares for cash pursuant
to private placements
– at $0.0001	200,000	20	-	-	-	20
– at $0.10	2,452,000	245,200	-	-	-	245,200
– at $0.35	3,373,354	1,180,674	(484,103)	-	-	696,571
– at $0.50	14,000	7,000	-	-	-	7,000
– at $0.75	376,157	282,118	-	-	-	282,118
Issue costs – finders fee	-	(138,311)	-	-	-	(138,311)
Issue of shares pursuant to debt
settlement agreement – at $0.35	80,678	28,237	-	-	-	28,237
Share subscriptions	-	-	158,075	-	-	158,075
Net loss for the year ended
December 31, 2000	-	-	-	-	(801,774)	(801,774)
Balance, December 31, 2000	9,796,189	1,605,248	158,075	-	(1,252,539)	510,784

Issue of shares for cash pursuant to	370,928	129,825	(129,825)	-	-	-
private placements – at $0.35
– at $0.50	56,500	28,250	(28,250)	-	-	-
pursuant to special warrants
– at $0.50	247,000	123,500	-	-	-	123,500
pursuant to the exercise of share
purchase warrants	58,800	29,400	-	-	-	29,400
– at $0.50
Issue of shares for services
Rendered – at $0.25	74,328	18,582	-	-	-	18,582
Issue of shares pursuant to debt
settlement agreements – at $0.25	69,644	17,411	-	-	-	17,411
– at $0.50	10,453	5,227	-	-	-	5,227

.../Cont’d.

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period from April 3, 1997 (Date of Incorporation) to September 30, 2004
(Unaudited – Prepared by management)

					Deficit
					Accumulated
				Special	During the
	Common Stock Issued		Share	Warrant	Development
	Shares	Amount	Subscriptions	Subscriptions	Stage	Total

Special warrant subscriptions	-	-	-	254,529	-	254,529
Issue costs	-	-	-	(31,052)	-	(31,052)
Net loss for the year ended
December 31, 2001	-	-	-	-	(1,066,994)	(1,066,994)

Balance, December, 31, 2001	10,683,842	1,957,443	-	223,477	(2,319,533)	(138,613)
Issue of shares for cash pursuant
to private placements	1,000,000	100,000	-	-	-	100,000
– at $0.15	63,333	9,500	-	-	-	9,500
Pursuant to the exercise of share
purchase warrants	240,500	36,075	-	-	-	36,075
Pursuant to special warrants	730,511	255,678	-	(208,254)	-	47,424
Issue costs	-	(25,407)	-	25,407	-	-
Special warrant subscription	-	-	-	750	-	750
Share subscriptions	-	-	16,500	-	-	16,500
Issue costs	-	-	(1,500)	-	-	(1,500)
Net loss for the year ended
December 31, 2002	-	-	-	-	(1,019,875)	(1,019,875)

Balance, December 31, 2002	12,718,186	2,333,289	15,000	41,380	(3,339,408)	(949,739)

.../cont’d

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period from April 3, 1997 (Date of Incorporation) to September 30, 2004
(Unaudited – Prepared by management)

					Deficit
					Accumulated
				Special	During the
	Common Stock Issued		Share	Warrant	Development
	Shares	Amount	Subscriptions	Subscriptions	Stage	Total

Issue of shares for cash pursuant to
private placements – at $0.10	670,000	67,000	-	-	-	67,000
– at $0.15	510,767	76,615	(16,500)	-	-	60,115
Issue costs pursuant to special warrants	-	(10,726)	1,500	-	-	(9,226)
– at $0.15	5,000	750	-	(750)	-	-
– at $0.35	132,214	46,275	-	(46,275)	-	-
Issue costs	-	(5,645)	-	5,645	-	-
Share subscription	-	-	12,000	-	-	12,000
Issue costs	-	-	(840)	-	-	(840)
Net loss for the year ended
December 31, 2003	-	-	-	-	(455,229)	(455,229)

Balance, December 31, 2003	14,036,167	$2,507,558	$11,160	$-	$(3,794,637)	$(1,275,919)
Issue of shares for cash pursuant
private placements	260,000	26,000	(12,000)			14,000
	964,333	144,650				144,650
Pursuant to the exercise of share
purchase warrants	120,000	18,000				18,000

Issue costs		(16,823)	840			(15,983)
Issue shares for commissions – at $0.15	82,675	12,402				12,402

Share subscription	-	-	37,208			37,208
Issue costs	-	-	(2,605)			(2,605)
Net loss for the 9 months ended
September 30, 2004					(186,749)	(186,749)

Balance, September 30, 2004	15,463,175	$2,691,787	$34,603	$-	$(3,981,386)	$(1,254,996)

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2004
(Unaudited – Prepared by management)

Note 1	Nature and Continuance of Operations

The Company is a development stage company and is developing Internet web site operations to license music online and multimedia management systems for multimedia and broadcast corporations.

These interim consolidated financial statements have been prepared on a going concern basis. At September 30, 2004 the Company has a working capital deficiency of $1,306,058 and has accumulated a deficit of $3,981,386 since incorporation. Its ability to continue as a going concern is dependant upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations as they become due. The outcome of these matters cannot be predicted with any certainty at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

The Company was incorporated under the laws of the Province of Alberta and was registered as an extra- provincial company under the laws of the Province of British Columbia.

Note 2	Significant Accounting Policies

The interim consolidated financial statements are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The interim consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

	(a)	Principles of Consolidation

These interim consolidated financial statements include the accounts of Dittybase Technologies Inc. and its wholly owned subsidiaries Dittybase Inc. (“Dittybase”), a company incorporated in the Province of Alberta and Dittybase America Inc., a company incorporated in the State of Delaware. All significant inter-company transactions and balances have been eliminated.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
September 30, 2004
(Unaudited – Prepared by management) – Page 2

Note 2	Significant Accounting Policies – (cont’d)

	b)	Capital Assets

Capital assets are recorded at cost. The Company provides for amortization using the following methods at the following annual rates:

Furniture and equipment	20% declining balance
Computer equipment	30% declining balance
Computer software	100% straight-line
Leasehold improvements	5 years straight-line

Included in capital assets is the cost of internal-use software, including software used to develop and operate the Company’s website. The Company expenses all costs related to the development of internal-use software other than those incurred during the application development stage. Costs incurred during the application development stage are capitalized and amortized over the estimates useful life of the software (generally two years).

Additions during the years are amortized at one-half the annual rate.

c)	Foreign Currency Translation

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Non-monetary items are translated at historical exchange rates. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in income when incurred.

d)	Income Taxes

The Company applies the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

e)	Leases

Leases are classified as either capital or operating. Those leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are charged to income as incurred.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
September 30, 2004
(Unaudited – Prepared by management) – Page 3

Note 2	Significant Accounting Policies – (cont’d)

	f)	Financial Instruments

The carrying values of cash, accounts payable and accrued liabilities and loans payable approximate fair value because of the short maturity of those instruments. The carrying values of marketable securities and obligations under capital leases also approximate fair value. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

	g)	Basic and Diluted Loss Per Common Share

Basic earnings per share (“EPS”) is calculated by dividing loss applicable to common shareholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock. Due to the losses, potentially dilutive securities were excluded from the calculation of diluted EPS, as they were anti-dilutive. Therefore, there was no difference in the calculation of basic and diluted EPS.

	h)	Marketable Securities

Marketable securities are carried at the lower of cost or market value.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
September 30, 2004
(Unaudited – Prepared by management) – Page 4

Note 3	Capital Assets – Notes 5, 7 and 8

	9 months ending September 30, 2004			2003
		Accumulated
	Cost	Amortization	Net	Net
Furniture and equipment	$18,339	$11,826	$6,513	$7,662
Leasehold improvements	4,047	3,027	1,020	-
Website costs	1,295,385	1,269,777	25,608	18,750
Computer equipment	63,208	45,288	17,920	14,789

	$1,380,979	$1,329,918	$51,061	$41,201

Note 4	Loans Payable – Note 7

Loans payable are unsecured, have no specific terms for repayment and bear interest as follows:

	9/30/2004	2003
Non-interest bearing	$397,709	$343,385
Bearing interest at 20% per annum	-	30,479
	$397,709	$373,864

Note 5

Obligations under Capital Leases

The Company failed to make any of the required monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in the year December 31, 2001. In April 2002, the lessor filed a claim against the Company in the amount of $839,321 for rental arrears and future rent. In June 2002, the computer equipment and software under the capital leases were repossessed by the lessor and the warranties and support services were terminated. The lessor obtained a judgement against the Company in the amount of $428,285 plus costs for the balance of the rental arrears and future rent. The amount of the judgement has been accrued by the Company, and is included in accounts payable.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
September 30, 2004
(Unaudited – Prepared by management) – Page 5

Note 6	Share Capital – Note 10

	a)	Authorized

Unlimited common shares without par value Unlimited preferred shares without par value

	b)	Share Subscriptions

At September 30, 2004, the Company received $37,207.63 in respect to 372,076 units at $0.10 per unit and paid out $2,605 in issue costs. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.25 until February 20, 2005.

	c)	Commitments

Share Purchase Warrants

At September 30, 2004, the Company had 2,713,074 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

No. of	Exercise	Expiry
Warrants	Price	Date

914,332	$0.25	October 20, 2004
260,000	$0.25	November 20, 2004
372,076	$0.25	February 20, 2005
100,000	$0.50	May 1, 2005
66,666	$0.30	November 15, 2005
1,000,000	$0.22	May 17, 2006
2,713,074

1,077,656 share purchase warrants expired subsequent to September 30, 2004.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
September 30, 2004
(Unaudited – Prepared by management) – Page 6

Note 7	Related Party Transactions

The Company incurred the following costs and expenses with directors of the Company:

September 30,
2004
Management fees	$-
Website costs – salaries	22,010
Wages and benefits	72,213

$94,223

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Note 8

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement as follows:

For the nine months ending September 30, 2004, the Company:

	–	issued 120,000 common shares at $0.10 per share pursuant to subscriptions received in the prior year of $12,000 less issue costs of $840.

Note 9	Commitments – Notes 5, 6 and 10

The Company has lease commitments for its premises and office equipment which require minimum payments totalling $133,342 payable over the next years as follows:

		Amount

December 31,	2004	$48,956
	2005	18,083
	2006	18,083
	2007	18,083
	2008	18,083
	2009	12,054
		$133,342

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
September 30, 2004
(Unaudited – Prepared by management) – Page 7

Note 10	Subsequent Events – Note 7 Subsequent to September 30, 2004, the Company:

f)
260,000 share purchase warrants exercisable at $0.25 per share until November 20, 2004 were subsequently repriced at $0.15 for a limited time; 163,327 warrants were exercised for cash proceeds of $ 24,299 with the remaining unexercised warrants of 96,676 extended until November 20, 2005 at $0.25;

g)
372,076 shares and 372,076 share purchase warrants were issued at $0.10 per unit for cash proceeds of $37,206.89, pursuant to a private placement. The warrants are exercisable at $0.25 per share until February 20, 2005;

h)
1,000,000 shares and 1,000,000 share purchase warrants were issued at $0.15 per unit for cash proceeds of $150,000, pursuant to a private placement. The warrants are exercisable at $0.22 per share until May 17, 2006;

i)
66,666 shares and 66,666 share purchase warrants were issued at $0.15 per unit for cash proceeds of $150,000, pursuant to a private placement. The warrants are exercisable at $0.30 per share until November 15, 2005. and

	f)	entered into a lease commitment for its premises which require minimum payments totalling $90,415 payable over the next years as follows:

		Amount

December 31,	2004	$6,028
	2005	18,083
	2006	18,083
	2007	18,083
	2008	18,083
	2009	12,055
		$90,415